The Power of Pasta Done Right



2003 Annual Report
and Form 10-K

Serving up the next
course of our New
Balance Strategy

AMERICAN ITALIAN
AIPC
PASTA COMPANY

Our Mission

The following AIPC goals are the founding principles of our Company, and incorporate the values that have given us the vision and focus to produce the world's finest pasta.

Growth & Profits:

Achieve short- and long-term growth in sales and profits to maximize value to our shareholders.

AIPC's People:

Build a team of quality-minded and results-oriented people and provide an environment that encourages innovation, continuous improvement and superior performance, recognizes achievements and helps our people reach their full potential.

Customer Offering:

Provide inspirational customer service and products of superior quality in a culture that drives toward lowest total delivered cost and continuous improvement in customer satisfaction.

Corporate Identity:

To be a consumer- and customer-driven, quality-minded Company, based on and committed to our guiding principles of integrity, fairness, performance and consistency.



Financial Highlights

In thousands, except earnings per share

	2003	2002	% change (2003 vs. 2002)	2001	2000	1999
Revenue	**$ 438,844**	$ 380,799	15.2%	$ 310,789	$ 248,795	$ 220,149
Operating Profit	**73,995**[1]	71,985	2.8%	51,044[2]	47,657	39,135
Net Income	**42,633**	41,299	3.2%	26,330	27,454	23,518
Diluted Earnings Per Share	**2.31**	2.21	4.5%	1.45	1.50	1.26
Cash and Short-term Investments	**6,465**	8,247	(21.6%)	5,284	6,677	3,088
Total Assets	**770,495**	640,609	20.3%	560,143	383,771	322,222
Stockholders' Equity	**343,505**	297,106	15.6%	245,192	198,404	201,730

(1) Includes $4,939 in expense associated with brand acquisitions and plant start-up expenses.
(2) Includes $5,537 in expense associated with brand acquisitions.

AIPC: The Power of Pasta Done Right

Net Revenue

($ in millions)



$220
$249
$311
$381
$439
99
00
01
02
03

Compound Annual Growth Rates
5 Year. 18.3%
3 Year. 20.8%

Operating Profit

($ in millions)



$39.1
$47.7
$51.0(2)
$72.0
$74.0(1)
99
00
01
02
03

Compound Annual Growth Rates
5 Year. 20.0%
3 Year. 15.8%

Diluted Earnings Per Share



$1.26
$1.50
$1.45
$2.21
$2.31
99
00
01
02
03

Compound Annual Growth Rates
5 Year. 22.1%
3 Year. 15.5%

Operating Cash Flow

($ in millions)



$38.0
$38.9
$44.2
$55.5
$72.2
99
00
01
02
03

Compound Annual Growth Rates
5 Year. 20.5%
3 Year. 22.9%

Capital Expenditures

($ in millions)



$74.0
$57.7
$39.3
$72.8
$40.3
99
00
01
02
03

Employees

(fiscal year end)



562
511
535
627
710
99
00
01
02
03

(1) Includes $4,939 in expense associated with brand acquisitions and plant start-up expenses.
(2) Includes $5,537 in expense associated with brand acquisitions.

To Our Fellow Shareholders

The theme of this year's annual report, "The Power of Pasta Done Right," underscores the power of successfully implementing our New Balance Strategy. AIPC has coupled the industry's most-advanced, lowest-cost operations with our formidable position as the only dry pasta manufacturer capable of supplying a comprehensive portfolio of "power" regional brands, world-class corporate brands, authentic Italian imports and a full-line of specialty products creating a one-stop shop for our customers.

As detailed later in this report, AIPC's leadership in the dry pasta category gives us the unique opportunity to serve up the next course – a New Balance in financial performance. Our New Balance in financial performance focuses on continued profitable growth, reduced levels of capital spending, increases in free cash flow, repayment of debt and improved returns on invested capital.

Strategic Emphasis: 1999-2003

Maximize profitability and top-line growth with investments to seize unique industry market share expansion opportunities.

The New Balance in Financial Performance

Strategic Emphasis: 2004 and Beyond

Maximize profitability and free cash flow generation from existing infrastructure by optimizing operations and current businesses.



Timothy S. Webster
President and Chief Executive Officer

Horst W. Schroeder
Chairman of the Board

Led by double-digit growth in revenues, all performance measures clearly show that American Italian Pasta Company has "done it right" in fiscal 2003 ... and we are well positioned to continue doing it right in the future. For the fiscal year ended October 3, 2003, revenues climbed 15 percent to $438.8 million fueled by 15 percent growth in both our retail and institutional businesses. Diluted earnings per share grew 5 percent to $2.31, and if we exclude special charges of $4.9 million, grew 13 percent to $2.49 (see Explanatory Note on the inside back cover). Our operating cash flow reached a record $72.2 million, an increase of 30 percent over last year, exceeding capital expenditures by $31.9 million.

These financial results continue to position our Company's performance at the top of the pasta industry and food companies in general. We also note that general economic and consumer diet trends make the relative performance even more pleasing. As always, though, we are not satisfied or complacent with these results.

In a year packed with achievement in most areas of our business, our overriding accomplishment was the solidification of AIPC's clear industry leadership position which is a direct result of our five-year, $443.5 million investment in leading brands and strategic production capacity.

Fiscal 2003 Strategic Investments

Early in the fiscal year, we acquired the Martha Gooch/LaRosa and Lensi pasta brands for approximately $9.5 million in cash. Martha Gooch, acquired from Archer Daniels Midland, gives us a well-established Midwestern presence with a No. 1 or 2 share in several markets. Lensi, acquired from Pastificio Lensi in Italy, adds three generations of quality, innovation and a profitable business with a diverse geographic base in the U.K., continental Europe and the Middle East.

In the second quarter, we acquired Golden Grain/ Mission, one of the largest remaining independent pasta brands, from PepsiCo for approximately $46 million. The leading brand in the Northwest, Golden Grain/ Mission holds a No. 1 position and shares exceeding 25 percent in five key markets – San Francisco, Sacramento, Spokane, Seattle and Portland. This addition fits perfectly into our existing branded geography.

These strategic acquisitions added profitable brands to our portfolio and were accretive to earnings.

In the third quarter, we acquired the Mrs. Leeper's specialty pasta business. Reinforcing our ongoing strategy to provide a total pasta category solution to our customers, this acquisition provides a platform for growth with higher-margin, value-added products – organic, rice, corn, soy and whole-wheat pastas.

This investment has further strengthened our New Balance Strategy and solidified AIPC as the only dry pasta manufacturer that can offer "power" regional brands, world-class corporate brands, authentic Italian imports and a full-line of specialty products. This combination creates greater importance to our customers and positions us as the "category captain" from a market and supply chain perspective.

Our fifth manufacturing facility in Tolleson, Ariz. was fully commissioned in the second quarter – reaching AIPC production and efficiency standards only 12 months after groundbreaking. With an initial annual capacity of 100 million pounds of pasta, this facility gives us the capacity needed for continued growth. Further, the plant will create significant service and cost advantages for our customers in the western United States.

It should be noted that the highly automated Tolleson production facility was recognized by *Food Engineering* magazine with the "New Plant of the Year" award for 2003. In addition, our continuing progress led to our inclusion in *Forbes* magazine's "200 Best Small Companies" for the fourth consecutive year.

Finally, it should be noted that as a top management team we expended significant time, money and effort to satisfy the ever-increasing demand on public companies for corporate governance and regulatory compliance. We continue to find that these efforts have served largely to validate our original founding principles.

1997 Results:
Revenue: $129 million
Market Share: No. 3
Earnings per share: $0.42

Well Positioned for the New Balance in Financial Performance

2003 Results:
Revenue: $438.8 million
Market Share: No. 1
Earnings per share: $2.31
($2.49 excluding unusual charges associated with brand acquisitions and plant start-up expenses of $4.9 million – see Explanatory Note on inside back cover.)

Finally, in early October 2003, we launched MakesaMeal.com, a website that should stimulate pasta usage and strengthen our brands by solving our time-starved consumers' daily question, "It's 5:15. What's for dinner?" Also, we are leading industry efforts to promote the nutritional benefits of pasta – it's a good carb!

Strengthening Our Management Team

During the year, we have greatly strengthened our management team with the advancement of experienced associates and the addition of seasoned performers.

Walt George was promoted to Executive Vice President, Operations and Supply Chain with responsibility for all domestic manufacturing and logistics operations and total supply chain performance. Walt joined us three years ago after 20-plus years with Colgate Palmolive and Frito-Lay.

Dan Trott joined the Company as President, AIPC Sales Company and Executive Vice President of Marketing. He brings 20 years of sales, marketing and general management experience from PepsiCo and Anheuser-Busch.

John Griffith joined the Company as Vice President, Commodities with extensive experience in durum wheat trading and Doug Tapp joined as Vice President, Human Resources with broad experience in compensation and performance management at General Electric.

Also during the year, Terence O'Brien was elected to our Board of Directors, bringing valuable experience in selling and marketing branded and private-label products. Formerly with Frito-Lay and the Morningstar Foods division of Dean Foods, he recently was named President and Chief Executive Officer of Brach's Confections.

In closing, we're pleased to reinforce our personal commitment to AIPC by extending our individual employment agreements through fiscal 2006, ensuring a continuation of our joint leadership and underscoring our confidence in AIPC's future. To our employees and customers, suppliers and shareholders, we deeply appreciate your continued support.

Horst W. Schroeder **Timothy S. Webster**

Kansas City, Missouri – December 30, 2003

The Power of Marketplace Leadership



Extending our **leadership** in the dry pasta market, improving the **excellence** of our operations and fueling our financial **performance**, AIPC is strategically positioned for continued growth.

"AIPC's competitive point of differentiation is our New Balance Strategy with the unique capability of being the only pasta producer to provide one-stop shopping for pasta products offering 'power' regional brands, world-class corporate brands, authentic Italian imports and a full-line of specialty products."

– Dan Trott, President, AIPC Sales Company and Executive Vice President of Marketing

AIPC Total Pasta Solution

Through the Total Pasta Solution we are able to provide our customers a complete, comprehensive, one-stop approach for all their pasta needs.

2003 REVENUES



75% RETAIL – 15.2% SALES GROWTH RATE
Includes: Branded, Corporate Brands, Imported and Specialty including organic, rice, soy, corn, whole wheat and gluten-free.

25% INSTITUTIONAL – 15.2% SALES GROWTH RATE
Includes: Food Service/Restaurants including SYSCO, Aramark, Olive Garden, Fazoli's and Marriott, plus Ingredient including Kraft, Pillsbury, General Mills and ConAgra.


Rotini
KRAFT
publix
MOSTACCIOLI RIGATE
Richfood
Pasta Verolanuova
FOOD LION
CLASSICA
PASTA
Lensi
Market Pantry

Corporate Brands



"Power" Regional Brands



Ingredient – General Mills



Imported Corporate Brands



Specialty Products



"Power" Regional Brands



Ingredient – General Mills



TOP-LINE GROWTH – THE NEW BALANCE IN FINANCIAL PERFORMANCE

WE WILL:

- Promote category growth
- Provide category insights to our customers
- Continue implementation of our New Balance Strategy, targeting share growth through existing customers
- Pursue new customers and new markets
- Invest in marketing strategies that strengthen AIPC's brands
- Introduce innovative new products



Top-Line Growth
Cost Reduction and Earnings Growth
Optimized Asset Deployment
Greater Free Cash Flow and Higher Return On Invested Capital

AIPC's brands have a leading share (No. 1 or No. 2) in 32 key U.S. markets



GOLDEN GRAIN
Martha Gooch
Mrs.Grass
Pennsylvania Dutch
Anthony's
Mueller's
R&F
RONCO

AIPC specialty products are sold nationally

Note: The map above is a general indication of AIPC brands' geographic distribution. There are overlaps (e.g., Mueller's and Pennsylvania Dutch) and broader distribution coverage through the military and national retailers that are not reflected in this overview.



INDUSTRY LEADER

AIPC ranks as the nation's leading pasta producer with a greater than 25 percent share of the total U.S. market and a leading presence in all segments of the market.

GROWTH

AIPC intends to grow over and above the pasta category by aggressively exploring opportunities in many areas.

WE ARE:

- Providing organic, rice, corn, and whole-wheat alternatives to **health-conscious consumers** desiring gluten-free or high-fiber pasta products.
- Bringing to market innovative, higher-margin products such as the **Atkins-branded** pasta meals targeted to consumers interested in low-carbohydrate diets.
- Expanding our calendar of fun **pasta shapes** themed to various holidays and seasons.
- Seizing the opportunity to properly inform consumers about the **science and facts** of carbohydrates and pasta.

PASTA – A GOOD CARB

In 2004, AIPC will team with the National Pasta Association to launch a campaign based on the results of the "Old Ways Preservation Trust" conference to be held in Rome, Italy. The conference will bring together leading scientists and nutritionists to discuss the science and benefits of pasta in daily diets.

Specialty Products | *Specialty Products* | *Specialty Products* | *NEW – Low Carb for Atkins* | *Specialty Products* | *Specialty Products* | *Specialty Products*




Italian Pasta Company
AIPC

AIPC's Rapid Rise to Undisputed Industry Leadership

1997 Mueller's outsourcing contract with Bestfoods

1999 Kenosha, Wisconsin plant built for the ingredient market; Golden Grain outsourcing with Quaker Oats

2000 Chef Boyardee outsourcing with ConAgra; Italian facility opened

2001 Mueller's acquired from Unilever/Bestfoods; brands acquired from Borden Foods; Martha Gooch brand outsourcing with ADM

2002 Lensi acquisition

2003 Tolleson plant opened; Martha Gooch/LaRosa acquisition; Golden Grain acquisition from Pepsi/Quaker; Mrs. Leeper's acquisition

◀ *From left: Jerry Dear, Executive Vice President, Special Channels and Corporate Brands; Tim Webster, President and Chief Executive Officer; and Dan Trott, President, AIPC Sales Company and Executive Vice President of Marketing, at the 2003 Private Label Manufacturers Association trade show.*

SYSCO RELATIONSHIP EXPANDS

AIPC's exclusive relationship with SYSCO, North America's largest foodservice marketer and distributor, continues to drive growth in our food service/institutional business. SYSCO's continued growth, including its expansion in Canada with the acquisition of $1.4 billion foodservice operator, SERCA, enhances their industry leadership position and fuels additional growth opportunities for us.

AIPC is the No. 1 corporate brand supplier in the United States


Costco Wholesale
WinCo Foods
Western Family
Ralphs
Smart&Final
Smith's
King Soopers
Fry's
H-E-B
SUPERVALU
TARGET
MEIJER
Food Club
SAVE-A-LOT
Schnucks
ALDI
WAL*MART
Sam's Club
Dollar General
Kroger
MARSH
Giant Eagle
spartan stores, inc.
President's Choice
Big Y
Hannaford
Price Chopper
Shaw's
Foodtown
Giant
Tops
D'Agostino
Pathmark
A&P
Food City
Harris Teeter
Food Lion
ingles
BI-LO
Bruno's
piggly wiggly
Kash n' Karry
WINN-DIXIE
Publix

"AIPC continues to grow our corporate brand business by adding new customers and growing new and existing relationships with innovative new products, new segments, customized pallets, and cross-merchandising as part of our New Balance offering."

– Jerry Dear, Executive Vice President, Special Channels and Corporate Brands

GENERAL MILLS DRIVES INGREDIENT GROWTH

AIPC's ingredient pasta business enjoyed a strong year in fiscal 2003, driven by a broad assortment of General Mills products. Our quality pastas are ingredients in soups, dinners, side dishes and salads.


Betty Crocker
NEW!
Complete Meals
Suddenly Pasta Salad
Green Giant
Complete Skillet Meal
Chicken Alfredo
Hamburger Helper
Progresso

Ingredient – Luigino's


Budget Gourmet
Classics

Corporate Brands


LASAGNA

Specialty Products



Ingredient – ConAgra


Kid Cuisine

"Power" Regional Brands



"Power" Regional Brands



Specialty Products



Corporate Citizenship

AIPC willingly accepts its responsibility to be a good corporate citizen supporting a variety of worthwhile community efforts. In a unique program teaming Golden Grain/Mission Pasta with QFC Quality Food Centers, we have donated over 1 million pounds of pasta over the last 11 years to Northwest Harvest, a center that collects and distributes food to the hungry. AIPC is also a proud sponsor of Students in Free Enterprise (SIFE) which is an international organization developing leadership, teamwork and communication skills through finance, economic, entrepreneurial and ethics projects to better themselves, their communities and their countries.

"MakesaMeal.com is aimed at building our 'power' regional brands and connecting us with consumers in all our market areas. This meal solution answers the question 'It's 5:15, what's for dinner?' It is designed for active people looking for flavorful dinner ideas. Try it, the meal ideas will keep you coming back for more."

– Susan Toussaint,
Director of Marketing

www.MakesaMeal.com

VISIT TODAY!

SOLVING OUR TIME-STARVED CONSUMERS' BIGGEST ISSUE

In October 2003, AIPC launched a new website, www.MakesaMeal.com. MakesaMeal.com is an influential platform that unites our "power" regional brands and supports the consumption of pasta as a delicious and nutritious component of daily diets. It is also an important part of our comprehensive marketing strategy supporting our brands, the pasta category and top-line growth. Visitors can access thousands of pasta recipes and register for free weekly e-meals with great recipe ideas.


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NEW- Atkins Pasta Dinner



Specialty Products


Suddenly SALAD

Ingredient – General Mills


Pennsylvania Dutch

"Power" Regional Brands


Mrs. Grass

"Power" Regional Brands


FARFALLE

Corporate Brands


Michelina's

Ingredient – Luigino's

The kids are begging for pasta. What's for dinner? Visit www.MakesaMeal.com for pasta recipes and meal solutions.

The Power of

Operational Excellence



Our strategic combination of vertically integrated plants, supply chain management, advanced technology, skilled workforce and self-directed operating culture reinforces our position as the industry's low-cost producer.



◄ *Paul Richardson, die technician, inspects lasagna quality at Excelsior Springs, Mo.*

From Raw Material Sourcing to Market, AIPC Delivers Excellence

AIPC leads the industry in the low-cost production of high-quality pasta through every step of the process. Our keys to success are:

- Vertical integration of durum wheat from raw material sourcing to finished pasta products.
- The highest-quality raw materials processed in the cleanest facilities.
- Technologically advanced facilities that employ a multi-skilled workforce generating $618,090 in revenue per employee.
- Four strategically located state-of-the-art U.S. plants that minimize distribution costs to customers and ensure excellent customer service.

"From raw material sourcing to market" – AIPC is an acknowledged

Specialty Products



Ingredient – Kraft


BIG PACKS

Specialty Products



Corporate Brands



"Power" Regional Brands



Ingredient – ConAgra


BOYARDEE

"Power" Regional Brands


ALPHABETS

INCREASE MARGIN AND GROW EARNINGS – THE NEW BALANCE IN FINANCIAL PERFORMANCE

WE WILL:

- ☐ **Continue to emphasize cost reduction**
  - Achieved initial goal of $10 million one year ahead of schedule
  - Initiated new $20 million goal by 2006
- ☐ **Seek opportunities to leverage our supply chain**
- ☐ **Focus on value-added products**



Top-Line Growth
Cost Reduction and Earnings Growth
Optimized Asset Deployment
Greater Free Cash Flow and Higher Return On Invested Capital



▲ *Robotic palletizer at Tolleson, Ariz. plant increases efficiency.*

Think and act creatively to improve existing processes, overcome obstacles and identify new opportunities.

AIPC CODE OF TEAM BEHAVIOR

GAINING COST REDUCTION MOMENTUM

AIPC aggressively continues to manage its procurement, supply chain, production and distribution to achieve lower materials costs, lower conversion costs and lower logistics costs for the lowest total delivered cost in the industry. Extending our successful "Funding the Growth" initiative, our goal over the next three years is to further reduce the cost of goods sold by $20 million.

$20,000,000 SAVINGS

"AIPC maintains a leadership position as the industry's lowest-cost producer by thinking and acting creatively. We improve existing processes and identify new opportunities by investing in state-of-the-art technology and the best people. Our 'Funding the Growth' initiative has already saved AIPC significant amounts and is expected to save even more."

– Walt George, Executive Vice President, Operations and Supply Chain

xpert in every step of the production and distribution of quality pasta.

"Power" Regional Brands | *Ingredient – General Mills* | *NEW – Low Carb for Atkins* | *Specialty Products* | *"Power" Regional Brands* | *Corporate Brands* | *Ingredient – ConAgra*



AIPC PLANTS AT A GLANCE

- Highest-quality raw materials
- Cleanest facilities
- Technologically advanced processes
- Strategically located plants
- Best quality pasta products at the lowest cost

AWARD-WINNING

Tolleson, Arizona

Opened: in mid-2003 with an initial annual pasta production capacity of 100 million pounds.

Claim to fame: *Food Engineering* magazine's "New Plant of the Year" for 2003.



OUR LARGEST PLANT

Excelsior Springs, Missouri

Opened: in 1988 and has an annual capacity of more than 350 million pounds.

Claim to fame: First use in North America of a vertically integrated, high-capacity plant using Italian milling and pasta production technology.



Tolleson Takes "Plant of the Year" Honors



Food Engineering
New Plant of the Year
American Italian Pasta Company

Acknowledging that "AIPC's plant in suburban Phoenix challenges popular conceptions of how to construct a world-class food processing facility," *Food Engineering* magazine recognized our fully automated Tolleson production facility with the "New Plant of the Year" award for 2003.

AIPC CODE OF TEAM BEHAVIOR

1. Focus on, reward and celebrate results, not effort alone.
2. Work diligently, in the constant pursuit of excellence, with a sense of urgency.
3. Teach, coach and mentor. We want Team Members who "own" their process and develop others in a way that achieves and sustains excellence.
4. Say what you'll do. Do what you say.
5. Support each other. Work as a team.
6. Treat people with respect and dignity.
   - Talk positively, not negatively about others.
   - Focus emotions on issues, not the person.
7. Think and act creatively to improve existing processes, overcome obstacles and identify new opportunities.
8. Communicate clearly and often.
   - Seek and deliver feedback.
   - Tell the whole story and tell it honestly.
   - Provide timely, appropriate and actionable information.
   - Listen.



EXPERIENCE, INTELLECT AND DRIVE

Each one of our 710 team members is committed to being the best. Our workforce is non-union and a majority of eligible team members are shareholders in the Company. The result is an employee base that is passionate about delivering quality, service and productivity gains every year.

◀ *Left to right: Bill Obenour (packaging machine operator - PMO), Rick Haviland (maintenance technician), Candace Fugitt (PMO), Eddie Hamilton (maintenance technician), Todd Schindele (PMO), Gilbert Moreno (PMO), William Bullock (PMO); all work in the Tolleson, Ariz. facility.*

"Power" Regional Brands



Ingredient – Luigino's



Michelina's

Imported Corporate Brands



Specialty Products



Ingredient – ConAgra



BOYARDEE

Specialty Products



"Power" Regional Brands



Yolk-Free

EFFICIENCY EXPERTS

Columbia, South Carolina

Opened: in 1995, the production facility has an annual capacity exceeding 330 million pounds.

Claim to fame: Most efficient retail pasta production facility in North America measured by productivity and conversion cost per pound.



INGREDIENT-FOCUSED

Kenosha, Wisconsin

Opened: in 1999 and has an annual pasta production capacity of nearly 200 million pounds.

Claim to fame: North America's only facility totally dedicated to ingredient pasta production.



"MADE IN ITALY"

Verolanuova, Italy

Opened: in 2001, our plant has an annual production capacity of 110 million pounds of pasta.

Claim to fame: Gives Company an authentic "Made in Italy" product offering.



PASTA DONE RIGHT

With a singular focus on pasta, AIPC does one thing and does it better than our competitors. We produce more than 175 dry pasta shapes and sizes – from angel hair to ziti and from 8-ounce cartons to one-ton totes – in nearly 200 different package configurations. Our vertically integrated plants, advanced technology, skilled workforce and unique culture energize our position as the industry's undisputed low-cost pasta producer.

"The Company's Code of Team Behavior drives AIPC's culture of a results-oriented workforce that accepts only superior performance. This is best evidenced by its rapid rise to industry leadership in providing the best quality products, at the lowest cost, with superior customer service in the cleanest plants."

– Doug Tapp, Vice President, Human Resources



Ingredient – General Mills


Green Giant
COMPLETE
SKILLET MEAL
Chicken Alfredo
FAMILY SIZE

Specialty Products



Corporate Brands



"Power" Regional Brands


VERMICELLI

Ingredient – General Mills



"Power" Regional Brands


Pennsylvania
Dutch

Specialty Products



The Power of Financial Performance



After a period of significant capital spending and acquisitions, we are now concentrating on unleashing the cash-generating potential of our existing product portfolio and manufacturing infrastructure.

FINANCIAL FACTS:

15%
Increase in FY2003 Revenues

$72.2 million
Record Operating Cash Flow in FY2003

5%
Increase in FY2003 Diluted EPS
(13% excluding unusual charges associated with brand acquisitions and plant start-up expenses – see Explanatory Note on inside back cover.)

15%
FY2003 Revenue Growth in Both Retail and Institutional Businesses

$618,090
Net Sales Per Employee

Pursuing growth. We are: targeting strong organic growth; focusing on value over volume growth; concentrating on increasing revenues and improving operating profit margins; and decreasing costs and increasing efficiencies throughout our entire operation.



Profitable Top- and Bottom-Line Growth

The foundation of our financial performance is the successful implementation of our New Balance Strategy.

NEW – Low Carb for Atkins



"Power" Regional Brands



Mueller's

Specialty Products



BATTER UP!

Ingredient – Kraft



KRAFT
Macaroni & Cheese

Imported Corporate Brands



"Power" Regional Brands



Ingredient – General Mills



Complete

OPTIMIZING THE TOTAL PASTA SOLUTION – THE NEW BALANCE IN FINANCIAL PERFORMANCE

- With current infrastructure in place, capital expenditures are expected to decline vs. historical pattern.
- Combination of growth, reduced capital spending, improved working capital efficiency and supply chain leverage will improve cash flow and return on invested capital in 2004 and beyond.


Top-Line Growth
Cost Reduction and Earnings Growth
Optimized Asset Deployment
Greater Free Cash Flow and Higher Return On Invested Capital

Work diligently, in the constant pursuit of excellence, with a sense of urgency.

AIPC CODE OF TEAM BEHAVIOR

Moving forward. We will focus on continued profitable top- and bottom-line growth allowing us to begin harvesting our investments, expand margins and reduce leverage. We anticipate lower debt levels, improved return on investment and greatly accelerated free cash flow.


Improved Shareholder Returns

Leveraging Our Supply Chain

The industry's lowest-cost structure with room to grow.
AIPC can add incremental capacity at 40-50 percent lower capital cost than initial investments.

1.05 billion lbs.
Current Worldwide Capacity

▼

1.6 billion lbs.
Expansion Capacity Within Current Infrastructure

▼

Benefits to Our Stakeholders:
Increasing cash flow, ROIC, profitability, cost efficiency and competitiveness.

"AIPC is extending the New Balance Strategy to its financial results. We are focused on delivering shareholder value in new ways as we continue to grow our top and bottom lines, reduce new capital deployed, and further leverage our supply chain to generate increasing cash flow."
–Warren Schmidgall, Executive Vice President and Chief Financial Officer

Ingredient – Kraft



"Power" Regional Brands



Corporate Brands



Specialty Products



"Power" Regional Brands


Mueller's

Ingredient – Luigino's


Budget Gourmet

"Power" Regional Brands


Large Shells

Adam's soccer friends are here. What's for dinner? Visit www.MakesaMeal.com for pasta recipes and meal solutions.

Recognizing Contributions

Saluting Key Contributors to Our Success

Each year at the annual meeting of shareholders, AIPC recognizes key employees, customers and vendors for their significant contributions to our continued progress and success.

2002 Team Member of the Year Awards

Excelsior Springs Facility
Joshua Harris, Lead Packaging Mechanic

Columbia Facility
Virginia Spires, Packaging Machine Operator

Kenosha Facility
Corinne Anderson, Operations Assistant

Italian Operations
Giacomo Zorzi, Logistics and Customer Service Manager


Joshua Harris


Virginia Spires


Corinne Anderson


Giacomo Zorzi

2002 Customer Awards

Institutional Customer of the Year
General Mills, Inc.

Corporate Brands Customer of the Year
SuperValu

New Balance Marketer of the Year
Meijer

Multi-unit Customer of the Year
Fazoli's

GENERAL MILLS INC.


David Sorensen

SUPERVALU


Terry Dahl


Tom Stadnick

MEIJER


Scott Chambers


Keith Syrba

2002 Supplier Awards

Financial Partner of the Year
Bank of America

Contractor of the Year
Younglove Construction

Suppliers of the Year
Smurfit-Stone Container Corp.
Lanter Logistics

BANK OF AMERICA


Michael Viazzoli


Tom Mahoney


Jim Bertram

YOUNGLOVE CONSTRUCTION


Mike Rueckert


Bill Bradbury

SMURFIT-STONE CONTAINER CORPORATION


Jeff Lackey


Dieter Winkler


Wanda Smith

LANTER LOGISTICS


Steve Lanter

"AIPC expects their supplier partners to participate and contribute in the strategic initiatives affecting the business relationship. In return, AIPC rewards their supplier partners with loyalty and increased opportunities. Our 10-year relationship with AIPC has made Lanter a better company."

– Steve Lanter, Chairman & CEO
Lanter Logistics

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

Mueller's

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

300662

5 29200 30001 2 (8100) 0 30066

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

Martha Gooch Pasta MAKES A MEAL

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

550031

5 11400 60001 6 (8100) 0 55003

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

GOLDEN GRAIN

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

350079

5 15300 20001 7 (8100) 0 35007

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

RAVARINO & FRESCHI R&F

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

700213

5 71710 10001 6 (8100) 0 70021

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

Anthony's

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

600172

5 49600 10001 2 (8100) 0 60017

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

RONCO

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

500143

5 43700 10001 6 (8100) 0 50014

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

Pennsylvania Dutch

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

400116

5 15100 60001 7 (8100) 0 40011

MANUFACTURER'S COUPON EXPIRES 12/31/04

FREE COUPON

for ANY

Luxury BRAND

pasta or noodle product

CONSUMER: Limit one coupon per purchase of product specified. Any other use constitutes fraud. Void if copied, transferred, prohibited, taxed or restricted. Consumer pays sales tax. DEALER OR AUTHORIZED CLEARINGHOUSE: You will be reimbursed for face value plus 8¢ handling if received on sale of product indicated. Invoices showing purchases sufficient to cover coupons submitted must be presented upon request. For reimbursement mail to: American Italian Pasta Company, P.O. Box 880001, El Paso, TX 88588-0001. Failure to comply with these terms; the submission by an unauthorized party; or submission of void coupons may, at AIPC's option, void all coupons submitted for redemption. Good only in USA, APO's and FPO's. Cash redemption value 1/100¢.

$_______RETAILER: Please fill in value **(UP TO $1.50).**

450109

5 24700 10001 8 (8100) 0 45010

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

It's 5:15. What's for dinner?
Visit www.MakesaMeal.com for pasta recipes
and meal solutions.


MAKES A MEAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: October 3, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-13403

American Italian Pasta Company
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-1032638 (I.R.S. Employer Identification No.)

4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116
(Address of principal executive office and Zip Code)

Registrant's telephone number, including area code: (816) 584-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Convertible Common Stock: $.001 par value per share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filed (as defined in Rule 12b-2 of Securities Exchange Act). Yes [X] No [ ]

As of April 4, 2003 the aggregate market value of the Registrant's Class A Convertible Common Stock held by non-affiliates (using the New York Stock Exchange's closing price) was approximately $772,572,586.

The number of shares outstanding as of December 29, 2003 of the Registrant's Class A Convertible Common Stock was 18,052,461 and there were no shares outstanding of the Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. The Definitive Proxy Statement will be filed no later than 120 days after October 3, 2003.

Introduction and Certain Cautionary Statements

American Italian Pasta Company's ("we" or the "Company") fiscal year end is the last Friday of September or the first Friday of October. This results in a 52- or 53-week year depending on the calendar. Our first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 or the first Friday of the following month of each quarter. Fiscal 2003 was 53 weeks and ended on October 3, 2003. The 2002 and 2001 fiscal years were 52-week years.

The discussion set forth below, as well as other portions of this Annual Report, contains statements concerning potential future events. Such forward-looking statements are based upon assumptions by our management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by us. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors described below under "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this Annual Report to reflect future events or developments.

We hold a number of federally registered and common law trademarks, which are used throughout this Annual Report.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Annual Report, before making an investment in our common stock. The risks described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially harmed. In such an event, our common stock could decline in price, and you may lose all or part of your investment.

Our business is dependent on several major customers.

Historically, a limited number of customers has accounted for a substantial portion of our revenues. If our relationship with one or more of our major customers changes or ends, our sales could suffer, which could have a material adverse effect on our business, financial condition and results of operations. We expect that we will continue to rely on a limited number of major customers for a substantial portion of our revenues in the future.

During fiscal 2003, 2002 and 2001, Sysco Corporation accounted for approximately 10%, 11%, and 13% of our revenues, respectively, and Wal-Mart, Inc. accounted for approximately 15%, 13%, and 12% of our revenues, respectively, over the same periods. We do not have supply contracts with a substantial number of our customers, including Wal-Mart. We have a mutually exclusive supply contract with Sysco (the "Sysco Agreement") that runs through June 2006. The Sysco Agreement may be terminated by Sysco upon certain events, including a substantial casualty to or condemnation of our Missouri plant. Under the Sysco Agreement, we are restricted from supplying pasta products to foodservice businesses other than Sysco without Sysco's consent. If we are not able to successfully continue our relationship with Sysco, our business would be materially and adversely affected.

The market for pasta products is highly competitive, and we face competition from many established domestic and foreign producers. We may not be able to compete effectively with these producers.

The markets in which we operate are highly competitive. We compete against numerous well-established national, regional, local and foreign companies in every aspect of our business. Our customers may not continue to buy our products and we may not be able to compete effectively with all of these competitors.

Some of our competitors have longer operating histories, significantly greater brand recognition and greater production capacity and financial and other resources than we do. Our direct competitors include large multi-national companies, such as Barilla (an Italian-owned company with manufacturing facilities in the U.S.) and U.S. producers such as New World Pasta LLC, Dakota Growers Pasta Company, Philadelphia Macaroni Co. Inc. and A. Zerega's Sons, Inc., each an independent producer. We also compete against food processors such as Kraft Foods, General Mills, Inc., ConAgra, Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in food products. We also compete with Italian producers such as De Cecco.

In 2001 we commenced operations in Italy to produce pasta to sell in the U.S., the United Kingdom, continental Europe and several other international markets. Competition in these international markets is also intense and comes primarily from major Italian pasta companies such as De Cecco and Barilla, and from several locally recognized producers. We have significantly more experience in U.S. markets than in European markets and we may not be able to achieve a significant presence in those markets.

If aggregate production capacity in the U.S. pasta industry increases, we may have to adopt a more aggressive pricing strategy, which would negatively affect our results of operation.

Our competitive environment depends on the relationship between aggregate industry production capacity and aggregate market demand for pasta products. We believe currently there is excess capacity in the U.S. and Italy. Production capacity above market demand can have a material adverse effect on our business, financial condition and results of operations. If pasta production capacity were to expand further as a result of, for example, a new competitor entering the market or an existing competitor adding additional manufacturing capacity, it may increase competition and supply of products which could lead to more aggressive pricing strategies, potentially causing pressure on profit margins or reduced market shares with a material adverse effect on our business, financial condition and results of operations.

If existing anti-dumping measures imposed against certain foreign imports terminate, we will face increased competition from foreign companies that are subsidized by their governments and could sell their products at significantly lower prices than we, which could negatively affect our profit margins or market shares.

Anti-dumping and countervailing duties on Italian and Turkish imports imposed by the U.S. Department of Commerce in 1996 may enable us and our domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market. If these duties are not maintained, or foreign producers sell competing products in the United States at prices lower than ours or enter the U.S. market by establishing production facilities in the United States, this would further increase competition in the U.S. pasta market. We may be unable to compete effectively with these competitors. This could have a material adverse effect on our business, financial condition and results of operations.

We may experience difficulty in managing our growth.

We have experienced rapid growth and we expect to continue significant growth in the future. We may not continue to grow or be able to effectively manage our future growth. Successful management of any such future growth will require us to continue to invest in and enhance our operational, financial and management information resources and systems, accurately forecast and meet sales demand, control overhead and attract, train, motivate and manage our employees effectively. Any failure to effectively manage growth could be detrimental to our goals of increasing revenues and market share and could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to sustain our historical growth rate.

We have grown our revenues and unit volumes rapidly over the last several years. This growth has come primarily from gaining market share at the expense of our competitors and expansion through acquisitions. We may not be able to continue to grow our business at the rates we have experienced in the past.

Over the past three years we have acquired a portfolio of pasta brands moving us into the branded retail pasta business where we have relatively limited experience.

Our purchase of the Mueller's® pasta brand in November of 2000, several pasta brands from Borden in July of 2001, the Golden Grain/Mission pasta brand in 2003 and other smaller acquisitions in 2002 and 2003 significantly increased our investments in the branded retail market, a market in which we had relatively little direct experience prior to the acquisitions. Because we have limited experience in this market, we may be unable to successfully manage the branded retail pasta business we acquired. If we are unable to effectively manage this business, it could have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of these acquisitions, we are now marketing our own brands of pasta and therefore, in some cases, competing with our customers' private label brand manufactured by us. This competition may have an adverse effect on our relationships with these customers.

As dry pasta is our only product line, any decline in demand for dry pasta could adversely affect us.

We focus exclusively on producing and selling dry pasta. We expect to continue this focus. Because of our product concentration, any decline in consumer demand or preference for dry pasta, such as diets focused on low carbohydrate foods, or any other factor that adversely affects the pasta market, could have a significant adverse effect on our business, financial condition and results of operations.

Cost increases or crop shortages in durum wheat or cost increases in packaging materials could adversely affect us.

The costs of durum wheat and packaging materials have varied widely in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. Increases in the cost of durum wheat or packaging materials could have a material adverse effect on our operating profit and margins unless and until we are able to pass the increased cost along to our customers. Historically, changes in sale prices of our pasta products have lagged changes in our materials costs. Competitive pressures may also limit our ability to raise prices in response to increased raw or packaging material costs. Accordingly, we do not know whether, or the extent to which, we will be able to offset durum wheat or packaging material cost increases with increased product prices.

The principal raw material in our products is durum wheat. During fiscal 2003 and 2002, the cost of durum wheat represented more than 30% of our total cost of goods sold. Durum wheat is used almost exclusively in pasta production and is a narrowly traded, cash-only commodity crop. Our commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on our profitability, but by doing so we may temporarily affect our ability to benefit from possible durum wheat cost decreases. The supply and price of durum wheat is subject to market conditions and is influenced by several factors beyond our control, including general economic conditions, natural disasters and weather conditions, competition, trade relations, and governmental programs and regulations. The supply and cost of durum wheat may also be adversely affected by insects and plant diseases. We also rely on the supply of plastic, corrugated and other packaging materials, which fluctuate in price due to market conditions beyond our control. During fiscal 2003 and 2002, the cost of packaging materials represented less than 10% of our total cost of goods sold.

The costs associated with any strategic acquisitions we make may outweigh the benefits we expect to receive from the acquired business or assets.

Since November 2000, we have completed three significant brand acquisitions for aggregate consideration of approximately $163 million, plus additional, smaller, acquisitions. The integration process of these and future acquisitions may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. In addition, we could discover undisclosed liabilities resulting from any acquisitions for which we may become responsible. Further, the benefits that we anticipate from these acquisitions may not develop. For example, our acquisition of the Mueller's® pasta brand, the Golden Grain/Mission pasta brand or the seven pasta brands we acquired from Borden Foods or the integration of those brands into our existing business may not be successful, or yield the expected benefits to us or may adversely affect our business.

We may acquire additional pasta brands or other pasta-related businesses, products or processes. If we cannot do so cost-effectively, our business and financial results may be adversely affected.

Our future growth depends in part on our acquisition of additional pasta brands or other pasta-related businesses, products or processes. We may not be able to find suitable acquisitions available for purchase or be able to make acquisitions at favorable prices. In addition, if we do successfully identify and complete acquisitions in the future, the acquisitions may involve the following risks:

- increases in our debt and contingent liabilities;
- entering geographic markets in which we have little or no direct prior experience;
- unanticipated or undiscovered legal liabilities or other obligations of acquired businesses; and
- the integration of acquired businesses into our existing business may not be successful.

We may acquire one or more additional complementary businesses other than the production of pasta. Operating more than one type of business presents many significant risks that could, individually or together, have a material adverse effect on our business and financial results.

We may expand beyond our current single-product business by acquiring an established operating business or investing in another complementary business in its early development. Our success in acquiring or investing in other businesses is subject to the following risks:

- we do not have a history of operating, and may not be able to successfully operate, another business that has different operating dynamics, competition, customers and suppliers from our existing business;
- we may not be able to hire and train experienced and dedicated operating personnel; and
- our management resources will be placed under additional burdens.

We must manage our production and inventory levels in order to operate cost effectively.

Customer inventory management systems that are intended to reduce a retailer's inventory investment increase pressure on suppliers like us to fill orders promptly and thereby shift a portion of the retailer's inventory management cost to the supplier. This results in our carrying extra inventory to meet customers' demands. Our production of excess inventory to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs. In addition, if we underestimate the demand for our products, we may be unable to provide adequate supplies of pasta products to retailers in a timely fashion, and may consequently lose sales.

Because we produce food products, we may be subject to product liability claims and have costs related to product recalls.

We may need to recall some of our products if they become adulterated or misbranded. We may also be subject to claims or lawsuits if the consumption of any of our products causes injury. A widespread product recall or a significant product liability judgment against us could cause products to be unavailable for a period of time and a loss of consumer confidence in our food products and could have a material adverse effect on our business. We carry insurance against these matters. However, our insurance coverage may not be adequate. The cost of commercially available insurance has increased significantly and such insurance may not be available in the future at prices that we can afford. In addition, because we often indemnify our customers for costs related to product recalls, we could be subject to such expenses and any significant expenses not covered by insurance would negatively impact our operating results.

Our success is dependent on the efforts of several key executives.

Our operations and prospects depend in large part on the performance of our senior management team. The loss of the services of one or more members of our senior management team could have a material adverse effect on our ability to manage our growth and develop our existing business and could have a material adverse effect on our business, financial condition and results of operations. We may not be able to find qualified replacements for any of these individuals if their services were no longer available. We do not currently maintain key person life insurance on any of our key employees. We do, however, have employment agreements with Timothy Webster, Horst Schroeder, David Watson, David Potter, Warren Schmidgall, Jerry Dear, Dan Trott, Walt George and other members of management.

Our business could be subject to technological obsolescence.

If other pasta producers acquire equipment similar to our equipment or more advanced equipment that provides greater efficiencies, what we believe to be our current competitive advantage might be diminished or eliminated, potentially causing pressure on profit margins or reducing our market shares. Erosion of this advantage could have a material adverse effect on our business, financial condition and results of operations.

Disruptions in transportation of raw materials or finished products or increases in transportation costs could adversely affect our financial results.

Durum wheat is shipped to our production facilities in Missouri and South Carolina directly from North Dakota, Montana and Canada under long-term rail contracts. Under these agreements, we are obligated to transport specified wheat volumes and, in the event we do not, we must reimburse the carrier for certain of its costs. We also have a rail contract to ship semolina, milled and processed at the Missouri facility, to our South Carolina facility. An extended interruption in our ability to ship durum wheat by railroad to the Missouri or South Carolina plants, or semolina to our South Carolina facility, could cause us to incur significantly higher costs and longer lead times associated with the distribution of our pasta to our customers. If we are unable to provide adequate supplies of pasta products to our customers in a timely fashion due to such delays, we may subsequently lose sales. This could have a material adverse effect on our business, financial condition and results of operations.

Our international expansion efforts may not be successful.

We completed the construction of a pasta-producing facility in Italy in 2000. Prior to opening this plant, we had no experience in operating or distributing products on an international basis. We also do not have the same competitive advantages in these overseas markets that we do in the U.S. Our international efforts may not be successful. We expect to incur significant costs in:

- establishing international distribution networks;

- complying with local regulations;

- overseeing the distribution of products in foreign markets; and

- modifying our business and accounting processing system for each international market we enter.

If our international revenues are inadequate to offset the expense of establishing and maintaining foreign operations, our business and results of operations could be harmed. In addition, there are several risks inherent in doing business on an international level. These risks include:

- export and import restrictions;

- tariffs and other trade barriers;

- difficulties in staffing and managing foreign operations;

- fluctuations in currency exchange rates and inflation risks;

- seasonal fluctuations in business activity in other parts of the world;

- changes in a specific country's or region's political or economic conditions, particularly in emerging markets;

- potentially adverse tax consequences; and

- difficulty in securing or transporting raw materials or transporting finished product.

Any of these risks could adversely impact the success of our international operations, which could cause our results to fluctuate and our stock price to decline.

Our business requires substantial capital and we carry a significant amount of debt that restricts our operating and financial flexibility.

Our business requires a substantial capital investment, which we currently finance, and expect to continue to finance, through third-party lenders. As of October 3, 2003, we had approximately $303.3 million aggregate amount of debt outstanding. The amount of debt we carry and the terms of our indebtedness could adversely affect us in several ways, including:

- our ability to obtain additional financing in the future for working capital, capital expenditures, and general corporate purposes, including strategic acquisitions, may be impaired;

- our ability to use operating cash flow in other areas of our business may be limited because a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of and interest on our indebtedness;

- the terms of such indebtedness may restrict our ability to pay dividends;

- we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; and

- the level of debt we carry could restrict our corporate activities, including our ability to respond to competitive market conditions, to provide for capital expenditures beyond those permitted by our loan agreements, or to take advantage of acquisition opportunities and grow our business.

In the event that we fail to comply with the covenants in our current or any future loan agreements, there could be an event of default under the applicable instrument, which could in turn cause a cross default to other debt instruments. As a result, all amounts outstanding under our various current or any future debt instruments may become immediately due and payable.

We have used, and may continue to use, interest rate protection agreements covering our variable rate debt to limit our exposure to variable rates. However, we may not be able to enter into such agreements or such agreements may adversely affect our financial performance.

If interest rates were to significantly increase or if we are unable to generate sufficient cash flow from operations in the future, we may not be able to service our debt and may have to refinance all or a portion of our debt, obtain additional financing or sell assets to repay such debt. We may not be able to effect such refinancing, additional financing or asset sales on favorable terms or at all.

Our competitive position could be adversely impacted if we are unable to protect our intellectual property.

Our brand trademarks are important to our success and our competitive position. Our actions to establish and protect our brand trademarks and other proprietary rights may be inadequate to prevent imitation of our products by others. Moreover, we may face claims by a third party that we violate their intellectual property rights. Any litigation or claims against us, whether or not successful, could result in substantial cost, divert management's time and attention from our core business, and harm our reputation.

Our operations are subject to significant government and environmental laws and regulations.

We are subject to various laws and regulations administered by federal, state, and other governmental agencies relating to the operation of our production facilities, the production, packaging, labeling and marketing of our products and pollution control, including air emissions. Any determination by the FDA or such other agencies that our facilities are not in compliance with applicable regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of the facility or facilities involved, and, in some cases, might also require the recall of previously distributed products. Any such determination could have a material adverse effect on our business, financial condition and results of operations.

Under environmental laws, we are exposed to liability primarily as an owner and operator of real property, and as such, we may be responsible for the clean-up or other remediation of contaminated property. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future that may be retroactively applied to earlier events. In addition, compliance with more stringent environmental laws and regulations could involve significant capital investments. Additional information is provided in this Form 10-K under the heading "Business - Governmental Regulation; Environmental Matters."

We have never paid dividends to shareholders.

We anticipate that future earnings will be used principally to support operations and finance the growth of our business. While the Company may pay dividends at some future date, payment of dividends is restricted by provisions in our credit facility. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

A write-off of our intangible assets could materially affect our results of operations.

Our total assets reflect substantial intangible assets. Any determination requiring the write-off of a significant portion of our intangible assets would have a material negative effect on our results of operations and total capitalization. This could cause our stock price to decline. At October 3, 2003, intangible assets totaled $186.1 million compared to $343.5 million of stockholders' equity. The intangibles represent brand and trademarks resulting primarily from our acquisitions of the Mueller's® and Golden Grain/Mission brands and the seven pasta brands from Borden Foods. At each balance sheet date, we assess whether there has been an impairment in the value of our intangible assets. If future operating performance of one or more of our acquired brands were to fall significantly below current or expected levels, we could reflect, under current applicable accounting rules, a non-cash charge to operations for impairment of intangible assets.

PART I

ITEM 1. BUSINESS.

General

American Italian Pasta Company believes it is the largest producer and one of the fastest-growing marketers of dry pasta in North America, based on data available from A.C. Nielsen, published competitor financial information, industry sources such as the National Pasta Association, suppliers, trade magazines and our own market research. We commenced operations in 1988. We believe that our singular focus on pasta, vertically-integrated facilities, continued technological improvements and development of a highly-skilled workforce enable us to produce high-quality pasta at costs below those of many of our competitors. We believe that the combination of our cost structure, the age of competitive production capacity and our key customer relationships create opportunities for continued growth. During the fiscal year ended October 3, 2003, we had revenue of $438.8 million and net income of $42.6 million.

We produce more than 175 dry pasta shapes in vertically-integrated milling, production and distribution facilities, strategically located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Tolleson, Arizona, and Verolanuova, Italy. We have evaluated the operation and efficiency of our plants in relation to our competitors based on discussions with and information from industry sources such as suppliers, the National Pasta Association and trade magazines, public disclosures by other pasta producers and our own internal research. Based on this information, we believe the construction of the Missouri plant in 1988 represented the first use in North America of a vertically-integrated, high-capacity pasta plant using Italian milling and pasta production technology. We believe that this plant continues to be among the most efficient and highly-automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, produces pasta shapes conducive to high-volume production and employs a highly-skilled, self-managed work force. We believe that the South Carolina plant is the most efficient retail pasta facility in North America in terms of productivity and conversion cost per pound. The Wisconsin plant, which commenced operations in 1999, produces pasta for sale to food processors that use dry pasta in their products. This is commonly referred to as industrial pasta.

We believe the Wisconsin plant is the only pasta production facility in North America which is focused on serving the rapidly growing ingredient pasta segment. We also believe the Kenosha plant is the most efficient ingredient pasta plant in North America in terms of productivity and conversion cost per pound. The Italy plant, which commenced operations in 2001, serves private label, foodservice, and industrial markets internationally and the United States. The Arizona plant, which commenced operations in fiscal 2003, serves both retail and institutional customers, and is strategically located to serve western U.S. markets.

The Company is incorporated in Delaware, our executive offices are located at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, and our telephone number is (816) 584-5000. Our website is located at http://www.aipc.com. We make available free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission. Information contained in our website is not a part of this Annual Report.

Products and Brands

Our product line, comprising over 3,500 items or stock-keeping units ("SKUs"), includes long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles. In many instances, we produce pasta to our customers' specifications. We make over 175 different shapes and sizes of pasta products in over 190 package configurations, including bulk packages for institutional customers and smaller individually-wrapped packages for retail consumers. We contract with third parties for the production of certain specialized pasta shapes, such as stuffing shells and manicotti, which are necessary to offer customers a full range of pasta products. Purchased pasta represented less than 1% of our total unit volume in fiscal period 2003.

We believe that our state-of-the-art, Italian pasta production equipment is capable of producing the highest quality pasta. Our products are produced to satisfy the specifications of our customers as well as our own product specifications, which we believe are among the highest in the industry. Our pasta is distinguished by a rich, natural "wheaty" taste and a consistently smooth and firm ("al dente") texture with a minimum amount of white spots or dark specks. We evaluate the quality of our products in two ways. We conduct internal laboratory evaluation against competitive products on physical characteristics, including color, speck count, shape and consistency, and cooking performance, including starch release, protein content and texture, and our customers perform competitive product comparisons on a regular basis.

Our U.S. production facilities are inspected each year by the American Institute of Baking ("AIB"), the leading United States baking, food processing and allied industries evaluation agency for sanitation and food safety. Our plants consistently achieve the AIB's highest "Superior" rating. We also implemented a comprehensive Hazard Analysis Critical Control Point ("HACCP") program in 1994 to continuously monitor and improve the safety, quality and cost-effectiveness of the Company's facilities and products. We believe that having an AIB rating of "Superior" and meeting HACCP standards have helped us attract new business and strengthen existing customer relationships.

Our Italian plant is our first ISO 9002 certified production facility. Similar to the U.S., the facility is inspected by a European representative similar to AIB, EFSIS, one of the recognized European Food Safety Bodies. Our facility received the "Higher Level" certification from EFSIS, the only European pasta plant to receive this accreditation. This is the highest level of certification available and is similar to the ratings received by our U.S. facilities. In addition, we have implemented HACCP and Food Safety Programs consistent with the U.S. facilities.

Marketing and Distribution

We actively sell and market our products through approximately 30 employees and the use of food brokers and distributors throughout the United States, Canada and Mexico. Our senior management is directly involved in the selling process in all customer markets. Our over-arching sales and marketing strategy is to provide superior quality, a complete product offering, competitive pricing and superior customer service to attract new customers and grow existing customers' pasta sales. In the retail segment, we additionally provide a focused mass approach supplying consumer preferred regional brands, private label brands, Italian imports in distinctive packaging and specialty pasta. The Company works with our retailer partners to develop marketing and promotional programs specifically tailored to stimulating pasta consumption in their market based upon the retailer specific strategy and role for pasta. We have established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. We have a long-term supply agreement with Sysco, the nation's largest marketer and distributor of food service products. We are also the primary supplier of pasta to Sam's Wholesale Club ("Sam's Club"), the largest club store chain in the United States, and we supply private label and branded pasta to many of the largest grocery retailers in the United States, including Kroger, Ahold, Wal-Mart, Winn Dixie, Publix, Delhaize America, A & P, and H.E. Butt. We also have long-term supply agreements with several private label customers, and have developed supply relationships with leading food processors, such as ConAgra, General Mills and Kraft Foods, which use our pasta as an ingredient in their branded food products.

Our product offerings enable us to offer "Made in Italy" pasta from our Italian facility. This facility serves North American, European, and other International markets with Private Label, Industrial and Food Service products.

One of our core strengths has been the development of strong customer relationships and the establishment of a reputation as a technical and service expert in the pasta field. As part of our overall customer development strategy, we use our category management expertise to assist customers in their distribution and supply management decisions regarding pasta and new products. Our category management expertise allows us to recommend pricing, SKU assortment and shelf space allocation to both private label and branded customers. Our representatives also assist food processors in incorporating our pasta as an ingredient in their customers' food products. We regularly sponsor a "Pasta Technology Forum" which is a training and development program for our customers' production and new product personnel. In addition to technical education, we provide dedicated technical support to our institutional customers by making recommendations regarding the processing of pasta in their facilities. We believe that these value-added activities provide customers with a better appreciation and awareness of our products.

We consistently demonstrate our commitment to customer service through the development of enhanced customer service programs. Examples of these programs include our creation of an Efficient Customer Response ("ECR") model which uses Electronic Data Interchange ("EDI") and vendor replenishment programs to assist key customers, and category management services for our private label and branded customers. These programs also enable us to more accurately forecast production and sales demand, enabling higher utilization of production capacities and lower average unit costs.

Our four primary distribution centers in North America are strategically located in South Carolina, Wisconsin, Missouri and Arizona to serve the national market. Additionally, we use public warehouses to facilitate the warehousing and distribution of our products. Our South Carolina, Arizona, and Missouri distribution centers are integrated with our production facilities. Prior to fiscal 2003, we utilized a public warehouse in Southern California. With the opening of our Arizona plant, this warehouse was no longer needed and we relocated this product to our Arizona distribution center. Finished products are automatically conveyed via enclosed case conveying systems from the production facilities to the distribution centers for automated palletization and storage until shipping. The combination of integrated facilities and multiple distribution centers enables us to realize significant distribution cost savings and provides lead time, fill rate and inventory management advantages to our customers. The operation of the Missouri and South

Carolina distribution centers is outsourced under a long-term agreement with Lanter Company, a firm specializing in warehouse and logistics management services.

Our European facility uses two public warehouses to serve the European market (located in the U.K. and Italy) and the U.S. distribution centers for our U.S. import business.

Most of our customers use inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers. We work with our customers to forecast consumer demand which allows us to cost-effectively produce inventory stocks to the forecasted demand levels.

Pasta Production

Pasta's primary ingredient is semolina, which is extracted from durum wheat through a milling process. Durum wheat is used exclusively for pasta. Durum wheat used in United States pasta production generally originates from Canada, North Dakota, Montana, Arizona and California, and to a lesser extent, Mexico. Durum wheat used in Europe generally originates from Italy, France, Spain, Canada, U.S., Greece and Syria. Each variety of durum wheat has its own unique set of protein, gluten content, moisture, density, color and other attributes which affect the quality and other characteristics of the semolina. We blend semolina from different wheat varieties as needed to meet customer specifications.

Our ability to produce high-quality pasta generally begins with purchasing durum wheat directly from farmer elevators and grower-owned cooperatives in Canada, North Dakota, Montana, Arizona and California. This purchasing method ensures that the extracted semolina meets our specifications. We have several sources for durum wheat and are not dependent on any one supplier or sourcing area. As a result, we believe that we have adequate sources of supply for durum wheat. We occasionally buy and sell semolina to balance our milling and production requirements. We are one of only three major producers of pasta that owns vertically integrated milling and production facilities.

Durum wheat is a cash crop whose market price fluctuates. We manage our durum wheat cost risk through cost pass-through mechanisms and other arrangements with our customers and advance purchase contracts for durum wheat which are generally less than twelve months' duration.

Durum wheat is shipped to our production facilities in Missouri and South Carolina directly from North Dakota, Montana and Canada under long-term rail contracts with our most significant rail carriers, the Canadian Pacific Rail System and Norfolk Southern. Under these agreements, 90% of the volume of wheat shipped into our Missouri mill must be carried by Canadian Pacific and 95% of the volume of wheat shipped into our South Carolina mill must be carried by Norfolk Southern. There are no requirements on how much total tonnage must be shipped and we control which carriers are used. Accordingly, we are in compliance with such volume obligations.

We purchase the raw material requirements (including semolina and semolina/flour blends) for our Kenosha, Wisconsin facility from Horizon Milling, LLC (a joint venture between Harvest States and Cargill) under the terms of a long-term supply agreement. We believe the quality of the purchased raw materials is consistent with our internally milled products. We also believe the terms of the supply agreement are favorable versus other market options.

The Horizon Milling Supply Agreement in Kenosha, Wisconsin was signed in 1998 for an initial period of 10 years, with renewal options. We are not required to purchase the durum wheat nor carry the grain inventory. The contract has a "meets competition" clause with respect to tolling fees over the life of the contract.

We are obligated to purchase 90% of our yearly semolina and flour requirements for our Kenosha manufacturing plant from Horizon Milling. We paid Horizon Milling $20,962,000, $15,496,000 and $13,421,000 for our requirements in fiscal years 2003, 2002 and 2001, respectively. In all three years we exceeded the minimum requirement.

We purchase the raw material requirements (including semolina and semolina/flour blends) for our Tolleson, Arizona facility from Bay State Milling Company under the terms of a long-term supply agreement. We also believe the terms of the Bay State Milling Company supply agreement are favorable versus other market options.

Similarly, the Bay State Milling Supply Agreement for Tolleson, Arizona is also a 10-year initial agreement with renewal provisions thereafter. In the event of ownership changes or sustained under-performance, we have contractual rights to purchase the mill at an established book value less applicable depreciation to that point.

We are obligated to purchase 80% of our annual Tolleson requirements for semolina from Bay State with an annual minimum of 50 million pounds. We paid Bay State $9,443,000 in fiscal 2003, and exceeded the minimum requirement. We purchased no semolina from Bay State in fiscal 2002 and fiscal 2001 because our plant in Tolleson was not yet operating.

In Europe, we purchase our semolina requirements from Italian mills to meet our specific quality and customer needs.

We purchase our packaging supplies, including poly-cellophane, paperboard cartons, boxes and totes from third parties. We believe we have adequate sources of packaging supplies.

Trademarks and Patents

We hold a number of federally registered and common law trademarks which we consider to be of considerable value and importance to our business including AIPC American Italian Pasta Company, American Italian, Mueller's, R & F, Ronco, Anthony's, Luxury, Pennsylvania Dutch, Martha Gooch, Golden Grain, Mission and Pasta Lensi. The Company has also registered other marks. Although we hold numerous patents, we do not believe any of the patents to be material to our business.

Dependence on Major Customers

Historically, a limited number of customers has accounted for a substantial portion of our revenues. During the fiscal years ended October 3, 2003, September 27, 2002, and September 28, 2001, Sysco Corporation accounted for approximately 10%, 11%, and 13%, respectively, and sales to Wal*Mart, Inc. accounted for approximately 15%, 13%, and 12%, respectively, of our revenues. We expect to continue to rely on a limited number of major customers for a substantial portion of our revenues in the future. We have an exclusive supply contract with Sysco (the "Sysco Agreement"), which was renewed for an additional three years in the third quarter of fiscal 2003. We do not have long-term supply contracts with a substantial number of our other customers, including Wal*Mart and Sam's Club. Accordingly, we are dependent upon our other customers to sell our products and to assist us in promoting market acceptance of, and creating demand for, our products. An adverse change in, or termination or expiration without renewal of, our relationships with or the financial viability of one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the Sysco Agreement, we are the primary supplier of pasta for Sysco and have the exclusive right to supply pasta to Sysco for sale under Sysco's brand names. Sysco, which operates from approximately 146 operating companies and distribution facilities in the U.S. and Canada, provides products and services to approximately 415,000 restaurants, hotels, schools, hospitals, and other institutions, as well as the U.S. government. Sysco exercised its option to renew its agreement for an additional three years through December 31, 2006, and has an option to renew the agreement up to a maximum of two additional three-year terms. Under the Sysco agreement, we may not supply pasta products to any business other than Sysco in the United Sates that operates as, or sells to, institutions and businesses which provide food for consumption away from home (i.e. food service businesses) without Sysco's prior consent. The Sysco agreement may be terminated by Sysco upon certain events, including AIPC's inability to perform its obligations under the agreement, and such inability to perform persists for three months or more.

Competition

We operate in a highly competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies. Our competitors include both independent pasta producers and pasta divisions and subsidiaries of large food products companies. We compete in the procurement of raw materials, the development of new products and product lines, the improvement and expansion of previously introduced products and product lines and the production, marketing and distribution of these products. Some of these companies have longer operating histories, significantly greater brand recognition and financial and other resources. Our products compete with a broad range of food products, both in the retail and institutional customer markets. Competition in these markets generally is based on product quality and taste, pricing, packaging and customer service and logistics capabilities. We believe that we currently compete favorably with respect to these factors.

Our direct competitors include large multi-national companies such as New World Pasta LLC, and Barilla (an Italian-owned company with manufacturing facilities in the U.S.), regional U.S. producers of retail and institutional pasta such as Dakota Growers Pasta Company, Philadelphia Macaroni Co. Inc. and A. Zerega's Sons, Inc., each an independent producer, and foreign companies such as Italian pasta producers De Cecco. We also compete against food processors such as Kraft Foods, General Mills, Inc., ConAgra, Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in their food products. For sales in Europe, our Italian plant competes with Barilla and other small regional pasta producers.

Our competitive environment depends to a significant extent on the aggregate industry capacity relative to aggregate demand for pasta products. Over the past years, the North American pasta production capacity has contracted. Borden completed the sale of its pasta business during 2001. AIPC bought seven Borden pasta brands, while New World Pasta purchased the remainder of the Borden brands and all of the Borden manufacturing facilities. Subsequently, New World Pasta announced that it is closing three of its North American pasta manufacturing facilities. AIPC management estimates the closing of these plants represents a 200 million lb. reduction in the North American pasta production capacity. In late 2003, Barilla opened a plant in Mexico with annual capacity of 150 million pounds through a 50%/50% joint venture with Grupo of Mexico.

Several foreign producers, based principally in Italy and Turkey, aggressively targeted the U.S. pasta market in the mid-nineties. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefiting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission of the Department of Commerce ("Commerce"), imposed anti-dumping and countervailing duties on Italian and Turkish imports ("the 1996 Anti-dumping Order"). The Anti-dumping Order was extended five years through 2006. Accordingly, all Italian and Turkish producers, (including our Italian subsidiary), are assessed duties of 15% on U.S. imports, subject to review by Department of Commerce. Once reviewed by Commerce, an importer's duties may increase or decrease depending on Commerce findings. Such duties enable us and our domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market. Bulk imported pasta and pasta produced in the U.S. by foreign firms are generally not subject to such anti-dumping and countervailing duties. A leading branded Italian producer, Barilla, completed a pasta production plant in Ames, Iowa in 1999. In late 2003, Barilla opened a plant in Mexico with annual capacity of 150 million pounds through a 50%/50% joint venture with Grupo of Mexico.

Pasta Industry and Markets

Although we have sales in Europe, more than 95% of revenues in fiscal 2003 were from sales in North America.

North American pasta consumption is estimated to have been approximately 4.0 billion pounds in fiscal 2003. The pasta industry consists of two primary customer markets: (i) Retail, which includes grocery stores, club stores and mass merchants that sell branded and private label pasta to consumers; and (ii) Institutional, which includes both food service distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient.

Pasta is a staple of the North American diet. It is widely recognized that pasta is an inexpensive, convenient and nutritious food. The U.S. Department of Agriculture places pasta on the foundation level of its pyramid of recommended food groups. Products such as flavored pasta, prepared sauces, boxed pasta dinners, and both frozen and shelf-stable prepared pasta entrees support consumers' lifestyle demands for convenient at-home meals. Pasta continues to grow in popularity in restaurants as Americans continue to dine away from home more frequently. Recent attention to low carbohydrate diets by certain segments of the U.S. population has impacted the consumption of pasta, and as a percent of grocery sales in the U.S. pasta sales have declined.

Customer Markets - Retail. The U.S. retail market includes traditional grocery retailers and fast-growing club store and mass merchants, such as Wal*Mart. AIPC is the leading producer of retail dry pasta in the U.S. with a market share of approximately one-third on a volumetric basis consisting of AIPC's brands and our customers' Private Label businesses. The second and third largest purveyors of retail pasta are New World Pasta and Barilla, respectively. AIPC's strategy is to provide our retailer partners with a full portfolio of pasta alternatives from consumer preferred regional brands to high margin store brands to "Made in Italy" imported products, all delivered within the highest quality standards and with exceptional customer service.

Customer Markets - Institutional. The Institutional market includes both food service distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. Traditional food service customers include businesses and organizations, such as Sysco and US Foodservice, Inc., that sell products to restaurants, healthcare facilities, schools, hotels and industrial caterers. Most food service distributors obtain their supply of pasta from third party producers like us. The food service market is highly-fragmented and is served by numerous regional and local food distributors, including both "traditional" food service customers and chain restaurant customers. Sysco, the nation's largest food service marketer and distributor of food service products and one of the nation's largest commercial purchasers of pasta products, serves approximately 13% of the food service customers in the United States.

The Institutional market also includes sales to food processors who use pasta as an ingredient in their food products such as frozen dinner entrees and side dishes, dry side dish mixes, canned soups and single-serve meals. Large food processors that use pasta as a food ingredient include Kraft Foods, Stouffers Corp., Campbell Soup Company, ConAgra, Inc., and General Mills. The consistency and quality of the color, starch release, texture, cooking consistency, and gluten and protein content of pasta produced for food processors is crucial to their products' success. As a result, food processors have stringent specifications for these attributes.

The size of the Institutional market is affected by the number of food processors that elect to produce pasta internally rather than outsourcing their production. Historically, most pasta used by food processors was manufactured internally for use in food processors' own products. We believe, however, that an increasing number of food processors may discontinue the internal production of their own pasta and outsource their production to efficient producers including us.

Government Regulation; Environmental Matters

We are subject to various laws and regulations relating to the operation of our production facilities, the production, packaging, labeling and marketing of our products and pollution control, including air emissions, which are administered by federal, state, and other governmental agencies. Our production facilities are subject to inspection by the U.S. Food and Drug Administration and Occupational Safety and Health Administration, and the various state agencies.

Our facilities are subject to air permitting by the U.S. Environmental Protection Agency and/or authorized States' under federal and/or state regulations implementing the federal Clean Air Act. Each of our facilities is currently operating under valid permits. Costs to renew these permits are immaterial.

Our facilities are also subject to annual reporting requirements under the Emergency Planning and Community Right-to-Know Act and its implementing regulations. No permit is required, but we do submit Tier II reports to federal and/or state regulators, local emergency planning organizations, and the local fire department with jurisdiction over the facilities quantifying all hazardous materials stored on our property that meet or exceed threshold quantities. Costs associated with this annual reporting are minimal.

To the best of the Company's knowledge, the Company is in compliance with all applicable environmental laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, and other similar state laws require the cleanup of hazardous waste disposal sites. Parties that may be liable under CERCLA for the cleanup of a hazardous waste disposal site include the current property owner, the operator, owners and operators of the property at the time of a release of hazardous substances, the arranger of the disposal, and the transporter of hazardous substances. To date, we have not been notified by the U.S. Environmental Protection Agency, any state agency, or any other private party that we are considered responsible or potentially responsible for some aspect of the cleanup of any hazardous waste disposal site under CERCLA or any other similar state laws.

Employees

As of October 3, 2003, we employed 710 full-time persons worldwide, of whom 148 were exempt, 48 salaried non-exempt, 271 manufacturing non-exempt, and 243 manufacturing hourly employees. Our U.S. employees are not represented by any labor unions. We consider our employee relations to be excellent.

ITEM 2. PROPERTIES.

Production Facilities. Our pasta production plants are located near Kansas City in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Verolanuova, Italy, and Tolleson, Arizona. Our U.S. facilities are strategically located to support North American distribution of our products and benefit from the rail and interstate highway infrastructure. At October 3, 2003, our U.S. facilities had combined annual milling and production capacity of approximately 1.0 billion pounds of durum semolina and approximately 1.1 billion pounds of pasta.

During the fiscal year ended October 3, 2003, we completed our fifth plant in Tolleson, Arizona, which added capacity of approximately 100 million pounds of pasta, and serves the western markets.

Distribution Centers. We own the distribution centers adjoining our Missouri, South Carolina, Wisconsin, and Arizona plants. In addition, we lease space in public warehouses located in Northern California, Missouri, South Carolina, Arizona, and Indiana.

ITEM 3. LEGAL PROCEEDINGS.

We are not a party to any litigation, and we know of no litigation threatened against us which, if commenced and adversely determined, we expect would likely have a material adverse effect upon our business or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matters to the vote of our stockholders during the fourth quarter of the most recent fiscal year.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report in lieu of being included in our Definitive Proxy Statement which will be filed no later than 120 days after October 3, 2003. All executive officers are elected annually and serve at the discretion of the Board of Directors. We have employment agreements with all of these listed below and certain other of our executive officers.

The following table sets forth certain information about each of our executive officers as of October 3, 2003.

NAME	AGE	POSITION
Horst W. Schroeder.......	62	Chairman of the Board of Directors
Timothy S. Webster.......	41	President and Chief Executive Officer; Director
Daniel W. Trott..........	42	Executive Vice President - Sales and Marketing President - AIPC Sales Co.
Warren B. Schmidgall.....	53	Executive Vice President and Chief Financial Officer
Walter N. George.........	47	Executive Vice President - Operations & Supply Chain
Jerry H. Dear............	56	Executive Vice President - Special Channels and Private Label
David E. Watson..........	48	Executive Vice President - Corporate Development and Strategy
David B. Potter..........	44	Executive Vice President - Procurement and Industrial Markets

Horst W. Schroeder has served as the Chairman of the Board of Directors since June 1991, and as a Director since August 1990. Since 1990, Mr. Schroeder has been President of HWS & Associates, Inc., a Hilton Head, South Carolina management consulting firm owned by Mr. Schroeder. Prior to founding HWS & Associates, Mr. Schroeder served the Kellogg Company, a manufacturer and marketer of ready-to-eat and other convenience food products, in various capacities for more than 20 years, most recently as President and Chief Operating Officer. He was a manager of PSF Holdings, L.L.C. and served as Chairman of the Board of its wholly-owned subsidiary, Premium Standard Farms, Inc., a vertically-integrated pork producer, from 1996 to May 1998.

Timothy S. Webster has served as our President since June 1991, as President and Chief Executive Officer of the Company since May 1992, and as a Director since June 1989. Mr. Webster joined us in April 1989, and served as Chief Financial Officer from May 1989 to December 1990 and as Chief Operating Officer from December 1990 to June 1991.

Daniel W. Trott joined us in August 2003 as Executive Vice President - Sales and Marketing. Prior to joining AIPC, Mr. Trott had worked at PepsiCo from July 1989 to August 2003, most recently as Vice President, Pepsi-Cola North America Sales Strategy and Development and Vice President of Sales, Pepsi-Cola Non-carbonated Beverages.

Warren B. Schmidgall joined us in October 1998 as Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in January 2000. Prior to that, Mr. Schmidgall worked in various executive positions at Hill's Pet Nutrition, Inc., a pet food producer, from February 1980 to October 1998, including Chief Financial Officer and Executive Vice President of Operations.

Walter N. George joined us in January 2001 as Senior Vice President - Supply Chain and Logistics. He was promoted to Executive Vice President - Operations and Supply Chain in January 2003. Prior to joining AIPC, Mr. George was Vice President of Supply Chain for Hill's Pet Nutrition, Inc., a pet food producer, from February 1989 to January 2001.

Jerry H. Dear joined us in 1993 as a Business Development Manager. He was named Vice President - Retail Sales in 1995, Senior Vice President - Retail Markets in February 1998, and Executive Vice President - Retail Markets in January 2000. Before joining us, Mr. Dear had worked at Pillsbury from 1983 to 1993, most recently as a Region Business Manager.

David E. Watson joined us in June 1994 as Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in June, 1997. He was promoted to Executive Vice President - Operations Support and Technology in July 1998. He was promoted to Executive Vice President - Operations and Corporate Development in October 2000. He was promoted to Executive Vice President - Corporate Development and Strategy in January 2003. Prior to joining us, Mr. Watson spent 18 years with the accounting firm of Arthur Andersen & Co., most recently as partner-in-charge of its Kansas City and Omaha Business Consulting Group practice. Mr. Watson is a certified public accountant.

David B. Potter joined us in 1993 as our Director of Procurement. He was named Vice President in 1994 and Senior Vice President - Procurement in June 1997. He was promoted to Executive Vice President and General Manager - Industrial Markets in July 1998. He was promoted to Executive Vice President - Procurement and Industrial Markets in October 2002. Before joining us, Mr. Potter had worked in numerous areas of Hallmark Cards and its subsidiary, Graphics International Trading Company, from 1981 to 1993, most recently as Business Logistics Manager.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Class A Convertible Common Stock, par value $0.001 per share (the "common stock") is traded on the New York Stock Exchange under the symbol "PLB".

The range of the high and low prices per share of the common stock for fiscal 2003 and 2002 was as follows:

	Year Ended October 3, 2003		Year Ended September 27, 2002	
	High	Low	High	Low
First Quarter	$41.88	$31.50	$47.00	$35.02
Second Quarter	$46.01	$34.15	$46.74	$39.65
Third Quarter	$47.28	$41.23	$52.56	$43.75
Fourth Quarter	$46.71	$36.88	$51.85	$32.45

As of December 22, 2003, there were 7,211 holders of the common stock. No shares of the Company's Class B Convertible Common Stock, par value $0.001 per share (the "Class B common stock") are outstanding on the date of this Annual Report.

We have not declared or paid any dividends on our common stock to date. We intend to retain earnings for the foreseeable future to provide funds for the operation and expansion of our business and for the repayment of indebtedness. Our current credit facility contains certain provisions which effectively limit the payment of dividends. Future borrowing agreements may also contain limitations on the payment of dividends. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, capital requirements, results of operations and other factors, including any contractual or statutory restrictions. We have no restricted retained earnings at October 3, 2003.

For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management".

The Company's Board of Directors has adopted a set of Corporate Governance Principles and has established three standing committees: Audit, Compensation, and Nominating/Governance. A copy of the Corporate Governance Principles and the Charter of each of these Committees will be available on the Company's website at http://www.aipc.com by February 19, 2004, and will be mailed to any stockholder upon written request delivered to the Corporate Secretary of AIPC, 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116.

ITEM 6. SELECTED FINANCIAL DATA.

The selected statement of income data for the fiscal years ended October 3, 2003, September 27, 2002, and September 28, 2001 and the selected balance sheet data as of October 3, 2003 and September 27, 2002 are derived from our Consolidated Financial Statements including the Notes thereto audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Annual Report. The selected statement of income data for the fiscal years ended September 29, 2000 and October 1, 1999, and the selected balance sheet data as of September 28, 2001, September 29, 2000, and October 1, 1999, have been derived from our financial statements not included herein, which have been audited by Ernst & Young LLP. The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

	FISCAL YEARS ENDED				
	Oct. 3, 2003	Sept. 27, 2002	Sept. 28, 2001	Sept. 29, 2000	Oct. 1, 1999
	(IN THOUSANDS, EXCEPT PER SHARE DATA)				
STATEMENT OF INCOME DATA:					
Revenues(1)	$438,844	$380,799	$310,789	$248,795	$220,149
Cost of goods sold	295,114	249,000	213,086	178,810	160,449
Plant expansion costs(2)	--	--	--	--	130
Gross profit	143,730	131,799	97,703	69,985	59,570
Selling and marketing expense	51,078	48,013	30,844	16,065	14,855
General and administrative expense	13,718	11,801	10,278	6,263	5,580
Provision for acquisition and plant start-up expenses (3)	4,939	--	5,537	--	--
Operating profit	73,995	71,985	51,044	47,657	39,135
Interest expense, net	10,345	9,315	8,491	4,777	2,098
Other	--	--	2,356	--	--
Income before income tax expense	63,650	62,670	40,197	42,880	37,037
Income tax expense	21,017	21,371	13,867	15,426	13,519
Net income	$42,633	$41,299	$26,330	$27,454	$23,518
Net income per common share (basic):	$2.39	$2.31	$1.51	$1.53	$1.30
Weighted average common shares outstanding	17,833	17,879	17,404	17,895	18,108
Net income per common share assuming dilution:	$2.31	$2.21	$1.45	$1.50	$1.26
Weighted average common shares outstanding	18,490	18,695	18,186	18,298	18,621
BALANCE SHEET DATA (AT END OF PERIOD):					
Cash and temporary investments	$6,465	$8,247	$5,284	$6,677	$3,088
Working capital	87,536	79,589	53,781	46,941	29,222
Current ratio	236%	306%	221%	304%	212%
Net property, plant & equipment	424,120	395,940	339,162	311,668	266,124
Total assets	770,495	640,609	560,143	383,771	322,222
Long-term debt, less current maturities	300,778	258,193	236,783	138,502	81,467
Stockholders' equity	343,505	297,106	245,192	198,404	201,730
Total Debt/Total Capitalization	47%	47%	49%	41%	29%

(1) On October 28, 2000, the U.S. Government enacted the "Continued Dumping and Subsidy Offset Act of 2000" which provides that assessed anti-dumping and subsidy duties liquidated by the Department of Commerce after October 1, 2000 will be distributed to affected domestic producers. Accordingly, in late December 2001 and 2002, AIPC received payments from the Department of Commerce of $7.6 million and $2.4 million, respectively, as our calculated share, based on tariffs liquidated by the government from October 1, 2000 to September 30, 2001, and October 1, 2001 to September 30, 2002, on Italian and Turkish imported pasta.

(2) Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, are reported as a separate line item in the statement of income.

(3) Provision for acquisition expenses include incremental costs associated with the Mueller's brand acquisition ($1.8 million) and the acquisition of the seven brands from Borden Foods ($3.7 million), in fiscal year 2001 and incremental costs associated with

brand acquisitions (primarily Golden Grain) and plant start-up costs related to our new Arizona facility ($4.9 million) in fiscal year 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction and Certain Cautionary Statements

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Annual Report. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto and the independent auditor's report thereon), the description of our business, all as set forth in this Annual Report, as well as the risk factors discussed above (the "Risk Factors").

As previously noted, the discussion set forth below, as well as other portions of this Annual Report, contains statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, the Risk Factors. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this Annual Report.

Our fiscal year end is the last Friday of September or the first Friday of October. This results in a 52- or 53-week year depending on the calendar. Our first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 or the first Friday of the following month of each quarter. Fiscal 2003 was 53 weeks and ended on October 3, 2003. The 2002 and 2001 fiscal years were 52-week years.

Results of Operations

The following table sets forth certain data from our statements of income, expressed as a percentage of revenues, for each of the periods presented.

	FISCAL YEARS ENDED		
	October 3, 2003	September 27, 2002	September 28, 2001
Revenues:			
Retail	75.1%	74.1%	71.9%
Institutional	24.9%	25.9%	28.1%
Total revenues	100.0%	100.0%	100.0%
Cost of goods sold	67.2	65.4	68.6
Gross profit	32.8	34.6	31.4
Selling and marketing expense	11.7	12.6	9.9
General and administrative expense	3.1	3.1	3.3
Provision for acquisition and plant start-up expenses	1.1	--	1.8
Operating profit	16.9	18.9	16.4
Interest expense, net	2.4	2.5	2.7
Income tax expense	4.8	5.6	4.5
Other	--	--	0.7
Net income	9.7%	10.8%	8.5%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We believe we are the largest producer and one of the fastest-growing major marketers of dry pasta in North America. We began operations in 1988. We believe our singular focus on pasta, our vertically-integrated facilities and highly efficient production facilities focused primarily on specific market segments and our highly skilled workforce make us a more efficient company and enable us to produce high-quality pasta at very competitive costs. We believe that the combination of our low cost structure, the addition of several new brands to our portfolio of brands, our scalable production facilities and our key customer relationships create opportunity for continued growth.

We generate revenues in two customer markets: retail and institutional. Retail market revenues include the revenues from sales of our pasta products to customers who resell the pasta in retail channels. These revenues represented 75.1% and 74.1% of our total revenue for the years ended October 3, 2003 and September 27, 2002, respectively, and include sales to club stores and grocery retailers, and encompass sales of our private label and branded products. Institutional market revenues include revenues from product sales to customers who use our pasta as an ingredient in food products or who resell our pasta in the foodservice market. It also includes revenues from opportunistic sales to government agencies and other customers that we pursue periodically when capacity is available to increase production volumes and thereby lower average unit costs. The institutional market represented 24.9% and 25.9% of our total revenue for the years ended October 3, 2003 and September 27, 2002, respectively. Average sales prices in the retail and institutional markets vary depending on customer-specific packaging and raw material requirements, product manufacturing complexity and other service requirements. Average retail and institutional prices will also vary due to changes in the relative share of customer revenues and item specific sales volumes (i.e., product sales mix). Generally, average retail sales prices are higher than institutional sales prices. Selling prices of our branded products are significantly higher than selling prices in our other business units including private label. This results in higher revenues, gross profits, and gross margin percentages than our non-branded businesses. Revenues are reported net of cash discounts and product returns.

We seek to develop strategic customer relationships with food industry leaders that have substantial pasta requirements. We have a long-term supply agreement with Sysco, which was renewed for an additional three years in the third quarter of fiscal 2003, and other arrangements with food industry leaders, such as Sam's Club, that provide for the "pass-through" of direct material cost changes as pricing adjustments. The pass-throughs are generally limited to actual changes in cost and, as a result, impact percentage profitability in periods of changing costs and prices. The pass-throughs are generally effective 30 to 90 days following such cost changes and thereby significantly reduce the long-term exposure of our operating results to the volatility of raw material costs. These pass-through arrangements also require us to pass on the benefits of any price decrease in raw material cases.

Our cost of goods sold consists primarily of raw materials, packaging, manufacturing (including depreciation) and distribution costs. A significant portion of our cost of goods sold is durum wheat. We purchase durum wheat on the open market and, consequently, those purchases are subject to fluctuations in cost. We manage our durum wheat cost risk through durum wheat cost "pass-through" agreements in long-term contracts and other noncontractual arrangements with our customers and advance purchase contracts for durum wheat which are generally less than twelve months' duration.

Our capital asset strategy is to achieve low-cost production through vertical integration and investment in the most current pasta-making assets and technologies. The manufacturing- and distribution-related capital assets that have been or will be acquired to support this strategy are depreciated over their respective economic lives. Because of the capital-intensive nature of our business and our current and future facilities expansion plans, we believe our depreciation expense for production and distribution assets may be higher than that of many of our competitors. Depreciation expense is a component of inventory cost and cost of goods sold. Plant expansion costs include incremental direct and indirect manufacturing and distribution costs that are incurred as a result of construction, commissioning and start-up of new manufacturing capacity. These costs are expensed as incurred but are unrelated to current production and, therefore, reported as a separate line item in the statement of operations. By locating our newest facility in Arizona closer to our western U.S. customers, we believe we will generate significant logistical savings and provide superior service to our west coast customers, while creating additional capacity to support the continued rapid growth of our business sourced from our existing plants. We believe adding this strategic location will further enhance our low-cost producer leadership in the industry.

Selling and marketing costs increased substantially in both fiscal years 2002 and 2001, in line with the significant expansion of our retail business. These costs constituted 11.7% and 12.6% of revenues for the years ended October 3, 2003 and September 27, 2002.

In November 2000, we purchased the Mueller's® pasta brand from Bestfoods. In July 2001, we purchased seven pasta brands from Borden Foods. In September 2002, we purchased the Lensi brand, and in October 2002, we purchased the Martha Gooch and LaRosa brands. In addition, we purchased the Golden Grain/Mission pasta brand and Mrs. Leeper's pasta brand in January 2003 and February 2003, respectively. As discussed below, the timing of these brand acquisitions had an impact on the period to period comparisons.

Critical Accounting Policies

This discussion and analysis discusses our results of operations and financial condition as reflected in our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. As discussed in Note 1 to our October 3, 2003 consolidated financial statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, our management evaluates its estimates and judgments, including those related to the impairment of intangible assets, the method of accounting for stock options, the estimates used to record product return reserves, accounts receivable and allowance for doubtful accounts and derivatives. Our management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to our October 3, 2003 consolidated financial statements for a complete listing of our significant accounting policies. Our most critical accounting policies are described below.

Impairment Testing of Intangible Assets. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," we do not amortize the cost of intangible assets with indefinite lives. SFAS No. 142 requires that we perform certain fair value based tests of the carrying value of indefinite lived intangible assets at least annually and more frequently should events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These impairment tests are impacted by judgments as to future cash flows and brand performance. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Future events could cause our management to conclude that impairment indicators exist and that the value of intangible assets is impaired.

Stock Options. We have elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of our employee stock options is equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 1.33% for fiscal 2003; dividend yield of zero; a volatility factor of the expected market price of our common stock of .354 for fiscal 2003; and a weighted-average expected life of the options of one to five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Accounts Receivable - Significant Customers. We generate approximately 25% of our revenues and corresponding accounts receivable from sales to two international customers. If our primary customers experience significant adverse conditions in their industry or operations, our customers may not be able to meet their ongoing financial obligations to us for prior sales or complete the purchase of additional products from us under the terms of our existing purchase and sale commitments.

Allowance for Doubtful Accounts - Methodology. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g.

bankruptcy filings, substantial down-grading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, and our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Derivatives. We hold derivative financial instruments to hedge a variety of risk exposures including interest rate risks associated with variable rate long-term debt and foreign currency risks associated with our Italy operations. These derivatives qualify for hedge accounting as discussed in detail in Note 1 to our October 3, 2003 consolidated financial statements. We do not participate in speculative derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

To hedge foreign currency risks, we use futures contracts. The fair values of these instruments are determined from market quotes. These forward contracts are valued in a manner similar to that used by the market to value exchange-traded contracts; that is, using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, and interest rates observed in the market. To hedge interest rate risks, an interest rate swap is used to effectively convert a portion of variable rate debt to fixed rate. This instrument is valued using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Our derivative instruments are not subject to multiples or leverage on the underlying commodity or price index. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Note 1 to our October 3, 2003 consolidated financial statements and the section titled "Quantitative and Qualitative Disclosures About Market Risk."

We consider our budgets and forecasts in determining the amounts of our foreign currency to hedge. We combine the forecasts with historical observations to establish the percentage of our forecast we are assuming to be probable of occurring, and therefore eligible to be hedged. The purchases are hedged for exposures to fluctuations in foreign currency exchange rates.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and foreign currency hedges as the counter parties are established, well-capitalized financial institutions. Our exposure is in liquid currency (Euros), so there is minimal risk that appropriate derivatives to maintain our hedging program would not be available in the future.

FISCAL YEAR ENDED OCTOBER 3, 2003 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 27, 2002

Revenues. Revenues increased $58.0 million, or 15.2%, to $438.8 million for the fiscal year ended October 3, 2003, from $380.8 million for the fiscal year ended September 27, 2002. Revenues increased $48.4 million, or 12.7%, due to volume growth, and $14.8 million, or 3.9%, due to higher average selling prices. Revenues declined by $5.2 million, or 1.4%, due to a reduction in payments received from the U.S. government under the Continued Dumping and Subsidy Offset Act of 2000. Revenues for 2003 are based on a 53-week year, while revenues for 2002 were based on a 52-week year.

Revenues for the Retail market increased $43.6 million, or 15.2%, to $329.7 million for the fiscal year ended October 3, 2003, from $286.1 million for the fiscal year ended September 27, 2002. Revenues increased $32.4 million, or 11.3%, due to volume growth, and $16.4 million, or 5.7%, due to higher average selling prices. Revenues declined by $5.2 million, or 1.8%, due to a reduction in payments received from the U.S. government under the Continued Dumping and Subsidy Offset Act of 2000.

Revenues for the Institutional market increased $14.4 million, or 15.2%, to $109.1 million for the fiscal year ended October 3, 2003, from $94.7 million for the fiscal year ended September 27, 2002. Revenues increased $14.1 million, or 13.4%, due to volume growth and $0.3 million, or 1.8%, due to higher average selling prices and changes in sales mix.

Gross Profit. Gross profit increased $11.9 million, or 9.1%, to $143.7 million for the fiscal year ended October 3, 2003, from $131.8 million for the fiscal year ended September 27, 2002. This increase was primarily due to revenue growth associated with increased volumes and higher selling prices. These increases were partially offset by higher raw material costs, principally durum wheat. Gross profit as a percentage of revenues decreased to 32.8% for the fiscal year ended October 3, 2003 from 34.6% for the fiscal year ended September 27, 2002. This change in gross margin percentage is due to a number of offsetting factors. Factors putting downward pressure on margins included sales mix changes (greater growth in private label and ingredient versus branded), the inherent margin reduction that mathematically occurs with the pass through of durum cost increases, and lower net revenues associated with the Department of Commerce payments. Factors having a positive impact on gross margins included branded acquisitions, and lower costs resulting from the Company's "Funding the Growth" cost reduction initiative, generally related to production and logistics costs.

Selling and Marketing Expense. Selling and marketing expense increased $3.1 million, or 6.4%, to $51.1 million for the fiscal year ended October 3, 2003, from $48.0 million reported for the fiscal year ended September 27, 2002. The increase in selling and marketing relates primarily to our increased branded business. Selling and marketing expense as a percentage of revenues decreased to 11.7% for the fiscal year ended October 3, 2003, from 12.6% for the comparable prior period. The lower selling and marketing expense as a percentage of revenue is attributable primarily to higher rates of revenue growth in the businesses which require less selling and marketing support, and the leverage benefits of controlling our overhead costs.

General and Administrative Expense. General and administrative expense increased $1.9 million, or 16.2%, to $13.7 million for the fiscal year ended October 3, 2003, from $11.8 million reported for the comparable period last year. This is attributable primarily to increased MIS cost, and the cost associated with Sarbanes-Oxley compliance, including legal and insurance costs. General and administrative expense as a percentage of revenues was 3.1% for both periods.

Provision for Acquisition and Plant Start-Up Expenses. For the year ended October 3, 2003, the provision for acquisition and plant start-up expenses of $4.9 million consisted of incremental costs associated with the brand acquisitions and plant start-up costs related to the Arizona facility.

Operating Profit. Operating profit for the fiscal year ended October 3, 2003, was $74.0 million, an increase of 2.8% over the $72.0 million reported for the fiscal year ended September 27, 2002. Operating profit decreased as a percentage of revenues to 16.9% for the fiscal year ended October 3, 2003, from 18.9% for the fiscal year ended September 27, 2002, as a result of the factors discussed above. Included in operating profit is the impact of the $4.9 million charge for incremental costs associated with the acquisitions and plant start-up expenses discussed above.

Interest Expense. Interest expense for the fiscal year ended October 3, 2003, was $10.3 million, increasing 11.1% from the $9.3 million reported for the fiscal year ended September 27, 2002. The effect of higher borrowings and lower capitalized interest was partially offset by lower interest rates in fiscal 2003.

Income Tax Expense. Income tax expense for the fiscal year ended October 3, 2003, was $21.0 million, decreasing $0.4 million from the $21.4 million reported for the fiscal year ended September 27, 2002, and reflects effective income tax rates of approximately 33.0% and 34.1%, respectively.

Net Income. Net income for the fiscal year ended October 3, 2003, was $42.6 million, increasing from the $41.3 million reported for the fiscal year ended September 27, 2002. Included in net income is the impact of the $4.9 million ($3.3 million after tax) charge for incremental costs associated with the acquisitions and plant start-up costs. Diluted earnings per common share were $2.31 per share for the year ended October 3, 2003 compared to $2.21 per share for the year ended September 27, 2002. Included in the diluted earnings per share is the ($0.18 after tax) per share effect of incremental costs related to acquisitions and plant start-up costs. Net income as a percentage of net revenues was 9.7% versus 10.8% in the prior year.

FISCAL YEAR ENDED SEPTEMBER 27, 2002 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 28, 2001

Revenues. Revenues increased $70.0 million, or 22.5%, to $380.8 million for the fiscal year ended September 27, 2002, from $310.8 million for the fiscal year ended September 28, 2001. Revenues increased $60.3 million, or 20.1%, due to volume growth and $9.7 million, or 2.4%, due to higher average selling prices and the U.S. government dumping and subsidy offset payment. We benefited from a U.S. government dumping and subsidy offset payment of $7.6 million recorded as gross retail revenue in the year. In accordance with the intent of the Act, we implemented incremental spending programs, including slotting fees to expand distribution, adding personnel and increased promotions. Volume growth was led by the July 2001 acquisition of seven pasta brands from Borden Foods and by growth in private label (24.1%) and ingredient volumes (13.2%).

Revenues for the Retail market increased $58.6 million, or 26.2%, to $282.2 million for the fiscal year ended September 27, 2002, from $223.6 million for the fiscal year ended September 28, 2001. Revenues increased $52.0 million, or 23.2%, due to volume growth and $6.6 million, or 3.0%, due to higher average selling prices and the U.S. government dumping and subsidy offset payment.

Revenues for the Institutional market increased $11.4 million, or 13.1%, to $98.6 million for the fiscal year ended September 27, 2002, from $87.1 million for the fiscal year ended September 28, 2001. Revenues increased $11.0 million, or 12.7%, due to volume growth and $0.4 million, or 0.4%, due to higher average selling prices.

Gross Profit. Gross profit increased $34.1 million, or 34.9%, to $131.8 million for the fiscal year ended September 27, 2002, from $97.7 million for the fiscal year ended September 28, 2001. Gross profit increased generally as a result of the volume and revenue gains referenced above. Gross profit as a percentage of revenues increased to 34.6% for the fiscal year ended September 27, 2002 from 31.4% for the fiscal year ended September 28, 2001. The increase in gross profit as a percentage of revenues relates primarily to incremental gross profit on branded products subsequent to the acquisitions and lower operating costs as a percentage of revenues.

Selling and Marketing Expense. Selling and marketing expense increased $17.2 million, or 55.7%, to $48.0 million for the fiscal year ended September 27, 2002, from $30.8 million reported for the fiscal year ended September 28, 2001. Selling and marketing expense as a percentage of revenues increased to 12.6% for the fiscal year ended September 27, 2002, from 9.9% for the comparable prior period. This increase was primarily due to higher marketing costs associated with higher retail revenues, as well as the incremental marketing and personnel costs associated with the branded pasta acquisitions.

General and Administrative Expense. General and administrative expense increased $1.5 million, or 14.8%, to $11.8 million for the fiscal year ended September 27, 2002, from $10.3 million reported for the comparable period last year. General and administrative expense as a percentage of revenues decreased to 3.1% from 3.3%. The majority of the decrease relates to intangible amortization costs associated with the Mueller's brand acquisition which were expensed in fiscal 2001, but were no longer incurred in fiscal 2002 as a result of the adoption of SFAS No. 142.

Provision for Acquisition Expenses. For the year ended September 28, 2001, the provision for acquisition expenses of $5.5 million consisted of incremental costs associated with the Mueller's brand acquisition ($1.8 million) and the acquisition of the seven brands from Borden Foods ($3.7 million).

Operating Profit. Operating profit for the fiscal year ended September 27, 2002, was $72.0 million, an increase of 41.0% over the $51.0 million reported for the fiscal year ended September 28, 2001. Operating profit increased as a percentage of revenues to 18.9% for the fiscal year ended September 27, 2002, from 16.4% for the fiscal year ended September 28, 2001, as a result of the factors discussed above.

Interest Expense. Interest expense for the fiscal year ended September 27, 2002, was $9.3 million, increasing 9.7% from the $8.5 million reported for the fiscal year ended September 28, 2001. The effect of higher borrowings associated with the fiscal 2001 brand acquisitions and capital expenditures was offset by lower interest rates in fiscal 2002.

Other. During the year ended September 28, 2001, we incurred a $2.4 million loss in conjunction with the July 2001 extinguishment of our previous line of credit following our completion of a new $300 million credit agreement.

Income Tax Expense. Income tax for the fiscal year ended September 27, 2002, was $21.4 million, increasing $7.5 million from the $13.9 million reported for the fiscal year ended September 28, 2001, and reflects effective income tax rates of approximately 34.1% and 34.5%, respectively.

Net Income. Net income for the fiscal year ended September 27, 2002, was $41.3 million, increasing from the $26.3 million reported for the fiscal year ended September 28, 2001. Included in net income for fiscal year ended September 28, 2001, is the impact of the $5.5 million ($3.6 million after tax) charge for incremental costs associated with the fiscal 2001 brand acquisitions. Diluted earnings per common share were $2.21 in fiscal 2002 compared to $1.45 per share for the fiscal year ended September 28, 2001. Included in the diluted earnings per share for fiscal year ended September 28, 2001, is the ($0.28 after tax) per share effect of incremental costs related to brand acquisitions and the loss incurred due to the early extinguishment of debt.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operations and borrowings under our credit facility. Cash and temporary investments totaled $6.5 million and net working capital totaled $87.5 million at October 3, 2003. At September 27, 2002, cash and temporary cash investments totaled $8.2 million and working capital totaled $79.6 million. The $7.9 million increase in working capital in fiscal year 2003 was financed with cash generated by operations.

Our net cash provided by operating activities totaled $72.2 million for the fiscal year ended October 3, 2003 compared to $55.5 million for the fiscal year ended September 27, 2002 and $44.2 million for the fiscal year ended September 28, 2001. Improved operating results were partially offset by increased working capital requirements, primarily related to an increase in inventory.

Cash flow used in investing activities principally relates to our branded product acquisitions and investments in production, distribution, milling and management information system assets. Capital expenditures, were $40.3 million for the fiscal year ended October 3, 2003, $72.8 million for the year ended September 27, 2002 and $39.3 million for the fiscal year ended September 28, 2001.

Net cash provided by financing activities was $24.9 million for the fiscal year ended October 3, 2003 compared to $24.7 million for the fiscal year ended September 27, 2002, and $91.7 million for the fiscal year ended September 28, 2001. The $24.9 million in fiscal 2003 is primarily a result of $87.0 million proceeds from issuance of debt, offset by $55.5 million principal payment on debt and capital lease obligations, offset by $12.2

million used to purchase treasury stock. The $24.7 million in fiscal 2002 is primarily a result of $60.1 million proceeds from issuance of debt, offset by $41.4 million principal payment on debt and capital lease obligations. The $93.3 million in fiscal 2001 is primarily a result of $244.6 million proceeds from issuance of debt (net of $3.0 million deferred issuance costs) offset by $152.6 million principal payment on debt and capital lease obligations.

We currently use cash to fund capital expenditures, repayments of debt and working capital requirements and acquisitions. We expect that future cash requirements will principally be for capital expenditures, repayments of debt, and working capital requirements.

On July 16, 2001, we secured a new five-year, $300 million revolving credit facility to replace the previous $190 million facility. The revolver includes $100 million of dual currency availability in Euros or U.S. dollars to finance our international business in Italy. The credit facility matures on October 2, 2006. Available borrowings under the credit facility were $54,681,000 at October 3, 2003.

On December 13, 2002, we completed a $100 million term loan facility as an amendment to our existing revolving credit agreement. The terms of the original revolving credit facility provide commitment reductions of $110 million between October 1, 2002 and October 1, 2005. There are no material differences between the terms of the original credit facility and the amended credit facility.

The principal maturity terms of the $400 million, long-term revolving credit facility are as follows:

	Amount *(in thousands)*	**Date**
Scheduled Commitment Reduction	$25,000	October 1, 2002
Scheduled Commitment Reduction	25,000	October 1, 2003
Scheduled Commitment Reduction	30,000	October 1, 2004
Scheduled Commitment Reduction	30,000	October 1, 2005
Final Maturity	290,000	October 2, 2006
	$400,000	

Interest is charged at LIBOR/Euribor plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, a commitment fee is charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest per the credit facility plus the commitment fee is classified as interest expense.

At October 3, 2003, the three-month LIBOR rate was 1.15%, the three-month Euribor rate was 2.127%, and our weighted average bank debt borrowing rate per the credit facility was 3.9%.

Our credit agreement contains restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, stock purchases and our ability to enter into certain contractual arrangements. We do not expect these limitations to have a material effect on business or results of operations. We are in compliance with all financial covenants contained in the credit agreement.

We utilize interest rate swap agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such financial derivative contracts is to moderate the effect of fluctuations in interest rates and foreign exchange rates. We, as a matter of policy, do not speculate in financial markets and therefore do not hold these contracts for trading purposes. We utilize what are considered simple instruments, such as forward foreign exchange contracts and non-leveraged interest rate swaps, to accomplish our objectives.

At this time, the current and projected borrowings under our credit facility do not exceed the facility's available commitment. The facility matures on October 2, 2006. We anticipate that any borrowings outstanding at that time will be satisfied with funds from operations or will be refinanced. We have no other material commitments.

We believe that net cash expected to be provided by operating activities and net cash provided by financing activities will be sufficient to meet our expected capital and liquidity needs for the foreseeable future.

Certain Contractual Payment Obligations	**Payments Due by Period**				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)				
Long term debt	$303,185	$2,492	$10,693	$290,000	$--
Capital lease obligations	161	80	81	--	--
Unconditional durum wheat purchase obligations	27,000	27,000	--	--	--
Total contractual cash obligations	$330,346	$29,572	$10,774	$290,000	$--

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. Interpretation No. 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interests or significant financial support provided to it. Interpretation No. 46 will become effective for us on December 31, 2003 for variable interest entities created prior to February 1, 2003. We do not expect the adoption of Interpretation No. 46 to have a material impact on our consolidated financial statements.

On May 15, 2003, the FASB issued Statement of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 requires liability classification for mandatorily redeemable equity instruments. The provisions of SFAS No. 150 are effective for our 2004 fiscal year. We do not expect the adoption of SFAS No. 150 to have a material impact on our consolidated financial statements.

Other Matters

None.

Effect of Inflation

During the last three fiscal periods, inflation has not had a material effect on our business. We have experienced increases in our cost of borrowing and raw materials, though generally not related to inflation. In general, we have increased the majority of customer sales prices to recover significant raw material cost increases. However, these changes in prices have historically lagged price increases in our raw material costs.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Our principal exposure to market risk associated with financial instruments relates to interest rate risk associated with variable rate borrowings and foreign currency exchange rate risk. To manage our interest rate risk associated with variable rate borrowings, we utilize simple derivative instruments such as interest rate swaps. We had various fixed interest rate swap agreements with notional amounts of $150 million outstanding at October 3, 2003. The estimated fair value of the interest rate swap agreements of $(3,792,000) is the amount we would be required to pay to terminate the swap agreements at October 3, 2003. If interest rates for our long-term debt under our credit facility had averaged 10% more and the full amount available under our credit facility had been outstanding for the entire year, our interest expense would have increased, and income before taxes would have decreased by $0.6 million for the year ended October 3, 2003.

At October 3, 2003 we had investment in our Italy operations of €44.5 million ($52.0 million). We hedge our net investment in our foreign subsidiaries with euro borrowings under our credit facility in the U.S. At October 3, 2003, long-term debt includes obligations of €37.5 million ($43.8 million). Interest on our Euro debt is at variable rates and based on Euribor market rates. Changes in the U.S. dollar equivalent of euro-based borrowings is recorded as a component of the net translation adjustment in the consolidated statement of stockholder's equity.

The functional currency for our Italy operations is the Euro. We have transactional exposure to various other European currencies, primarily the British pound. Our net exposure is approximately €13.0 million ($15.2 million). We occasionally use forward purchase contracts to hedge this exposure. At October 3, 2003, we have outstanding forward contracts of €8.0 million and £1.2 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMERICAN ITALIAN PASTA COMPANY

Index to Audited Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors
American Italian Pasta Company

We have audited the accompanying consolidated balance sheets of American Italian Pasta Company (the Company) as of October 3, 2003 and September 27, 2002, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended October 3, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Italian Pasta Company at October 3, 2003 and September 27, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 3, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Kansas City, Missouri
November 5, 2003

AMERICAN ITALIAN PASTA COMPANY

Consolidated Balance Sheets

	October 3, 2003	September 27, 2002
	(In thousands)	
Assets		
Current assets:		
Cash and temporary investments	$ 6,465	$ 8,247
Trade and other receivables	51,730	46,463
Prepaid expenses and deposits	12,692	11,282
Inventory	78,760	49,720
Deferred income taxes (Note 3)	2,435	2,420
Total current assets	152,082	118,132
Property, plant and equipment:		
Land and improvements	14,867	11,061
Buildings	132,035	103,052
Plant and mill equipment	355,767	321,527
Furniture, fixtures and equipment	25,266	14,063
	527,935	449,703
Accumulated depreciation	(122,811)	(99,607)
	405,124	350,096
Construction in progress	18,996	45,844
Total property, plant and equipment	424,120	395,940
Brands and trademarks	186,147	119,360
Other assets	8,146	7,177
Total assets	$770,495	$640,609
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 42,416	$ 21,320
Accrued expenses	18,480	11,359
Income tax payable	1,096	1,585
Current maturities of long-term debt (Note 2)	2,554	4,279
Total current liabilities	64,546	38,543
Long-term debt (Note 2)	300,778	258,193
Deferred income taxes (Note 3)	61,666	46,767
Commitments and contingencies (Note 4)		
Stockholders' equity: (Notes 6, 9 & 11)		
Preferred stock, $.001 par value:		
Authorized shares - 10,000,000	--	--
Issued and outstanding shares - none		
Class A common stock, $.001 par value:		
Authorized shares - 75,000,000	20	20
Issued and outstanding shares - 20,063,827 and 18,040,709 at October 3, 2003 and 19,676,857 And 18,021,876 at September 27, 2002		
Class B common stock, $.001 par value:		
Authorized shares - 25,000,000	--	--
Issued and outstanding shares - none		
Additional paid-in capital	227,234	213,671
Treasury stock at cost	(46,585)	(34,394)
Unearned compensation	(891)	(940)
Retained earnings	164,495	121,862
Accumulated other comprehensive loss	(768)	(3,113)
Total stockholders' equity	343,505	297,106
Total liabilities and stockholders' equity	$770,495	$640,609

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Income

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
	(In thousands, except per share amounts)		
Revenues (Notes 1 & 5)	$438,844	$380,799	$310,789
Cost of goods sold	295,114	249,000	213,086
Gross profit	143,730	131,799	97,703
Selling and marketing expense	51,078	48,013	30,844
General and administrative expense	13,718	11,801	10,278
Provision for acquisition and plant start-up expenses	4,939	--	5,537
Operating profit	73,995	71,985	51,044
Interest expense, net	10,345	9,315	8,491
Other (Note 2)	--	--	2,356
Income before income tax expense	63,650	62,670	40,197
Income tax expense (Note 3)	21,017	21,371	13,867
Net income	$ 42,633	$ 41,299	$ 26,330
Net income per common share	$ 2.39	$ 2.31	$ 1.51
Weighted-average common shares outstanding	17,833	17,879	17,404
Net income per common share assuming dilution	$ 2.31	$ 2.21	$ 1.45
Weighted-average common shares outstanding	18,490	18,695	18,186

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Stockholders' Equity

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
		(In thousands)	
Class A Common Shares			
Balance, beginning of year	19,677	19,218	18,363
Issuance of shares of Class A Common stock to option holders & other issuances	387	459	855
Balance, end of year	20,064	19,677	19,218
Class A Common Stock			
Balance, beginning of year	$ 20	$ 19	$ 18
Issuance of shares of Class A Common stock to option holders & other issuances	--	1	1
Balance, end of year	$ 20	$ 20	$ 19
Additional Paid-in Capital			
Balance, beginning of year	$ 213,671	$ 202,674	$ 177,725
Issuance of shares of Class A Common stock to option holders & other issuances	11,760	6,612	24,032
Tax benefit from stock compensation	1,803	4,385	917
Balance, end of year	$ 227,234	$ 213,671	$ 202,674
Treasury Stock			
Balance, beginning of year	$ (34,394)	$ (34,394)	$(31,362)
Purchase of treasury stock	(12,191)	--	(3,032)
Balance, end of year	$ (46,585)	$ (34,394)	$(34,394)
Notes Receivable from Officers			
Balance, beginning of year	$ --	$ (61)	$ (61)
Paydown of notes receivable from officers	--	61	--
Balance, end of year	$ --	$ --	$ (61)
Unearned Compensation			
Balance, beginning of year	$ (940)	$ (223)	$ --
Cancellation of common stock	400	--	--
Issuance of common stock	(515)	(890)	(223)
Earned compensation	164	173	--
Balance, end of year	$ (891)	$ (940)	$ (223)
Other Comprehensive Loss			
Foreign currency translation adjustment			
Balance, beginning of year	$ (1,611)	$ (2,957)	$ (2,149)
Change during the period	3,362	1,346	(808)
Balance, end of year	1,751	(1,611)	(2,957)
Interest rate swaps fair value adjustment			
Balance, beginning of year	(1,502)	(429)	--
Change during the period	(1,017)	(1,073)	(429)
Balance, end of year	(2,519)	(1,502)	(429)
Total accumulated other comprehensive loss	$ (768)	$ (3,113)	$ (3,386)
Retained Earnings			
Balance, beginning of year	$ 121,862	$ 80,563	$ 54,233
Net income	42,633	41,299	26,330
Balance, end of year	164,495	121,862	80,563
Total Stockholders' Equity	$ 343,505	$ 297,106	$ 245,192

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Comprehensive Income

	Year ended October 3,	Year ended September 27,	Year ended September 28,

AMERICAN ITALIAN PASTA COMPANY

Notes to Consolidated Financial Statements
October 3, 2003

1. Summary of Significant Accounting Policies

Nature of Business

American Italian Pasta Company (the Company) is a Delaware corporation which began operations in 1988. The Company believes it is the largest producer and marketer of pasta products in the United States and has manufacturing and distribution facilities located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Tolleson, Arizona, and Verolanuova, Italy.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries.

Fiscal Year End

The Company's fiscal year ends on the last Friday of September or the first Friday of October, resulting in a 52- or 53-week year depending on the calendar. The Company's first three quarters end on the Friday last preceding December 31, March 31 and June 30 or the first Friday of the following month of each quarter. Fiscal 2003 was 53 weeks and ended on October 3, 2003. The 2002 and 2001 fiscal years were 52-week years.

Revenue Recognition

Sales of the Company's products, including pricing terms, are final upon shipment of the goods.

Foreign Currency

The Company's functional currency is the U.S. dollar. Accordingly, assets and liabilities of the Company's foreign operations are remeasured at year-end exchange rates; income and expenses are remeasured at the weighted-average exchange rates for the year. Foreign currency gains and losses resulting from transactions are included in consolidated operations in the year of occurrence.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require collateral when trade credit is granted to customers. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts at October 3, 2003 and September 27, 2002 was $1,553,000 and $1,054,000, respectively. At October 3, 2003 and September 27, 2002, approximately 13% and 17%, respectively, of accounts receivable were due from two customers.

Pasta is made from semolina milled from durum wheat, a class of hard amber wheat purchased by the Company from certain parts of the world. The Company mills the wheat into semolina at both the Excelsior Springs and Columbia plants. Durum wheat is a narrowly traded commodity crop. The Company attempts to minimize the effect of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Stockholders' Equity

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
		(In thousands)	
Class A Common Shares			
Balance, beginning of year	19,677	19,218	18,363
Issuance of shares of Class A Common stock to option holders & other issuances	387	459	855
Balance, end of year	20,064	19,677	19,218
Class A Common Stock			
Balance, beginning of year	$ 20	$ 19	$ 18
Issuance of shares of Class A Common stock to option holders & other issuances	--	1	1
Balance, end of year	$ 20	$ 20	$ 19
Additional Paid-in Capital			
Balance, beginning of year	$ 213,671	$ 202,674	$ 177,725
Issuance of shares of Class A Common stock to option holders & other issuances	11,760	6,612	24,032
Tax benefit from stock compensation	1,803	4,385	917
Balance, end of year	$ 227,234	$ 213,671	$ 202,674
Treasury Stock			
Balance, beginning of year	$ (34,394)	$ (34,394)	$ (31,362)
Purchase of treasury stock	(12,191)	--	(3,032)
Balance, end of year	$ (46,585)	$ (34,394)	$ (34,394)
Notes Receivable from Officers			
Balance, beginning of year	$ --	$ (61)	$ (61)
Paydown of notes receivable from officers	--	61	--
Balance, end of year	$ --	$ --	$ (61)
Unearned Compensation			
Balance, beginning of year	$ (940)	$ (223)	$ --
Cancellation of common stock	400	--	--
Issuance of common stock	(515)	(890)	(223)
Earned compensation	164	173	--
Balance, end of year	$ (891)	$ (940)	$ (223)
Other Comprehensive Loss			
Foreign currency translation adjustment			
Balance, beginning of year	$ (1,611)	$ (2,957)	$ (2,149)
Change during the period	3,362	1,346	(808)
Balance, end of year	1,751	(1,611)	(2,957)
Interest rate swaps fair value adjustment			
Balance, beginning of year	(1,502)	(429)	--
Change during the period	(1,017)	(1,073)	(429)
Balance, end of year	(2,519)	(1,502)	(429)
Total accumulated other comprehensive loss	$ (768)	$ (3,113)	$ (3,386)
Retained Earnings			
Balance, beginning of year	$ 121,862	$ 80,563	$ 54,233
Net income	42,633	41,299	26,330
Balance, end of year	164,495	121,862	80,563
Total Stockholders' Equity	$ 343,505	$ 297,106	$ 245,192

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Comprehensive Income

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
		(In thousands)	
Net income	$42,633	$41,299	$26,330
Other comprehensive income (loss)			
Net unrealized losses on qualifying cash flow hedges (net of income tax benefit of $501,000, $553,000, and $146,000, respectively)	(1,017)	(1,073)	(429)
Foreign currency translation adjustment (net of income tax benefit (expense) of ($1,655,000), ($693,000), and $416,000, respectively)	3,362	1,346	(808)
Total other comprehensive income (loss)	2,345	273	(1,237)
Comprehensive income	$44,978	$41,572	$25,093

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Cash Flows

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
		(In thousands)	
Operating activities:			
Net income	$42,633	$41,299	$26,330
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	24,630	20,791	17,513
Deferred income tax expense	17,882	17,059	9,817
Loss due to early extinguishments of long-term debt	-	-	2,356
Changes in operating assets and liabilities:			
Trade and other receivables	(4,877)	(9,117)	(11,479)
Prepaid expenses and deposits	(1,716)	(2,836)	(3,598)
Inventory	(25,671)	(5,710)	(3,175)
Accounts payable and accrued expenses	19,405	(7,888)	7,984
Income taxes	1,044	5,122	1,164
Other	(1,167)	(3,195)	(2,665)
Net cash provided by operating activities	72,163	55,525	44,247
Investing activities:			
Purchase of pasta brands	(59,023)	(3,973)	(96,454)
Additions to property, plant and equipment	(40,312)	(72,773)	(39,275)
Net cash used in investing activities	(99,335)	(76,746)	(135,729)
Financing activities:			
Additions to deferred debt issuance costs	(1,106)	--	(3,034)
Proceeds from issuance of debt	87,028	60,055	247,593
Principal payments on debt and capital lease obligations	(55,492)	(41,368)	(152,598)
Proceeds from issuance of common stock, net of issuance costs	6,641	5,699	2,812
Purchases of treasury stock	(12,191)	--	(3,032)
Other	--	264	-
Net cash provided by financing activities	24,880	24,650	91,741
Effect of exchange rate changes on cash	510	(466)	(1,652)
Net increase (decrease) in cash and temporary investments	(1,782)	2,963	(1,393)
Cash and temporary investments at beginning of year	8,247	5,284	6,677
Cash and temporary investments at end of year	$6,465	$8,247	$5,284

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Notes to Consolidated Financial Statements
October 3, 2003

1. Summary of Significant Accounting Policies

Nature of Business

American Italian Pasta Company (the Company) is a Delaware corporation which began operations in 1988. The Company believes it is the largest producer and marketer of pasta products in the United States and has manufacturing and distribution facilities located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, Tolleson, Arizona, and Verolanuova, Italy.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries.

Fiscal Year End

The Company's fiscal year ends on the last Friday of September or the first Friday of October, resulting in a 52- or 53-week year depending on the calendar. The Company's first three quarters end on the Friday last preceding December 31, March 31 and June 30 or the first Friday of the following month of each quarter. Fiscal 2003 was 53 weeks and ended on October 3, 2003. The 2002 and 2001 fiscal years were 52-week years.

Revenue Recognition

Sales of the Company's products, including pricing terms, are final upon shipment of the goods.

Foreign Currency

The Company's functional currency is the U.S. dollar. Accordingly, assets and liabilities of the Company's foreign operations are remeasured at year-end exchange rates; income and expenses are remeasured at the weighted-average exchange rates for the year. Foreign currency gains and losses resulting from transactions are included in consolidated operations in the year of occurrence.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require collateral when trade credit is granted to customers. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts at October 3, 2003 and September 27, 2002 was $1,553,000 and $1,054,000, respectively. At October 3, 2003 and September 27, 2002, approximately 13% and 17%, respectively, of accounts receivable were due from two customers.

Pasta is made from semolina milled from durum wheat, a class of hard amber wheat purchased by the Company from certain parts of the world. The Company mills the wheat into semolina at both the Excelsior Springs and Columbia plants. Durum wheat is a narrowly traded commodity crop. The Company attempts to minimize the effect of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on profitability, but also may temporarily affect the timing of the Company's ability to benefit from possible durum wheat cost decreases for such contracted quantities.

Derivative Instruments

Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Cash Flow Hedging Strategy

To protect against changes in the value of forecasted foreign currency cash inflows and outflows, the Company has initiated cash flow hedging programs for the Euro and British Pound. The Company hedges portions of its financial transactions with forward contracts.

The Company has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next four years, thus reducing the impact of interest rate changes on future interest expense. Approximately 50% ($150 million) of the Company's outstanding debt was designated as the hedged items to interest rate swap agreements at October 3, 2003.

During the year ended October 3, 2003, the Company reclassified ($2,639,000) of net gains (losses) from accumulated other comprehensive income to current earnings.

At October 3, 2003, the Company expects to reclassify ($1,713,000) of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

Hedge of Net Investment in Foreign Operations

The Company uses foreign denominated variable-rate debt to protect the value of its investments in its foreign subsidiaries in Italy. Realized and unrealized gains and losses from these hedges are not included in the income statement, but are shown in the cumulative translation adjustment account included in other comprehensive income, with the related amounts due to or from counterparties included in other liabilities or other assets.

Financial Instruments

The carrying value of the Company's financial instruments, including cash and temporary investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets at October 3, 2003 and September 27, 2002, approximates fair value. The estimated fair value of the interest rate swap agreement outstanding at October 3, 2003 and September 27, 2002 of ($3,792,000) and $$2,275,000), respectively, is the amount the Company would be required to pay to terminate the swap agreement at October 3, 2003 and September 27, 2002, respectively.

Cash and Temporary Investments

Cash and temporary investments include cash on hand, amounts due from banks and highly liquid marketable securities with maturities of three months or less at the date of purchase.

Inventories

Inventories are stated using product specific standard costs which approximate the lower of cost or market determined on a first-in, first-out (FIFO) basis. Inventories consist of the following:

	October 3, 2003	September 27, 2002
	(In thousands)	
Finished goods	$65,024	$38,881
Raw materials, packaging materials and work-in-process	13,736	10,839
	$78,760	$49,720

Property, Plant and Equipment

Capital additions, improvements and major renewals are classified as property, plant and equipment and are recorded at cost. Depreciation is calculated for financial statement purposes using the straight-line method over the estimated useful life of the related asset for each year as follows:

	Number of Years
Land improvements	28 - 40
Buildings	30 - 40
Plant and mill equipment	20 - 30
Packaging equipment	10 - 15
Furniture, fixtures and equipment	5 - 10

The Company capitalizes interest costs associated with the construction and installation of plant and equipment. During the years ended October 3, 2003, September 27, 2002, and September 28, 2001, approximately $1,480,000, $1,898,000, and $2,567,000, respectively, of interest cost was capitalized.

Depreciation expense for the years ended October 3, 2003, September 27, 2002 and September 28, 2001 was $22,804,000, $19,302,000, and $16,582,000, respectively.

The Company maintains certain property, plant and equipment in Italy with a net book value totaling $50.3 million and $43.9 million at October 3, 2003 and September 27, 2002, respectively.

Brands and Trademarks

During the fiscal year ended September 28, 2001, the Company acquired the Mueller's brand from Bestfoods, Inc. for $44.4 million, consisting of $23.8 million in cash and 686,666 shares of common stock valued at $30 per share. The purchase price was allocated to trademarks, brand name, and inventory. Under previous accounting rules, the trademarks and brands were assigned a life of forty years, and accordingly, the Company recognized approximately $1.0 million of amortization expense during the year ended

September 28, 2001. Effective October 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and assigned an indefinite life to trademarks and brand name and, as such, will no longer incur amortization expense related to these assets.

In addition, during the fiscal year ended September 28, 2001, the Company acquired seven pasta brands from Borden, Inc., including Anthony's®, Globe/A-1®, Luxury®, Mrs. Grass®, Pennsylvania Dutch®, R&F®, and Ronco®. The purchase price in the Borden transaction was $72.6 million and has been allocated to trademarks, brand name, and inventory.

On October 2, 2002, the Company announced the purchase of the Martha Gooch and LaRosa Pasta brands from ADM in the United States and the Lensi pasta brand from Pastificio Lensi of Vinci, Italy for an approximate total of $9.5 million, including trade liabilities. The Pastificio Lensi transaction was completed prior to the fiscal year ended September 27, 2002, and the Martha Gooch and LaRosa transactions were completed in early October 2002.

On January 31, 2003, the Company purchased the Golden Grain/Mission pasta brand plus inventory from PepsiCo for approximately $46 million.

On February 27, 2003, the Company purchased the Mrs. Leeper's specialty pasta business for 100,000 shares of AIPC common stock, valued at $50.00 share, plus a cash earn out tied to sales and profit growth over the next three years.

The purchase price for each of the brand acquisitions was allocated to trademarks, brand name, and inventory. The trademarks and brand names were assigned an indefinite life, and are the Company's only intangible assets. The Company believes the trademarks and brands have an indefinite life and, as the transaction occurred after July 1, 2001, is not amortizing the amounts, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

These trademarks and brands are reviewed at least annually for impairment by comparing the Company's best estimate of fair value with the carrying amount of the intangible asset.

Other Assets

Other assets consist of the following:

	October 3, 2003	September 27, 2002
	(In thousands)	
Package design costs	$ 8,653	$ 7,598
Deferred debt issuance costs	4,286	3,034
Other	3,635	3,145
	16,574	13,777
Accumulated amortization	(8,428)	(6,600)
	$ 8,146	$ 7,177

Package design costs relate to certain incremental third party costs to design artwork and produce die plates and negatives necessary to manufacture and print packaging materials according to the Company's and customers' specification. These costs are amortized ratably over a two to five year period. In the event that product packaging is discontinued prior to the end of the amortization period, the respective package design costs are written off. Package design costs, net of accumulated amortization, were $2,709,000 and $2,636,000 at October 3, 2003 and September 27, 2002, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 1.33% for fiscal 2003, 2.0% for fiscal 2002 and 4.5% for fiscal 2001; dividend yields of zero; volatility factors of the expected market price of the Company's common stock of .354 for fiscal 2003, .408 for fiscal 2002, and .358 for fiscal 2001; and a weighted-average expected life of the option of one to five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

	2003	2002	2001
Net income	$42,633	$41,299	$26,330
Compensation cost under the fair value method	5,486	2,997	2,406
Pro forma net income	$37,147	$38,302	$23,924
Earnings per share as reported:			
Basic	$2.39	$2.31	$1.51
Diluted	$2.31	$2.21	$1.45
Pro forma earnings per share:			
Basic	$2.08	$2.14	$1.37
Diluted	$2.01	$2.05	$1.32

Advertising Costs

Advertising and promotion costs are expensed as incurred. Advertising costs in fiscal 2003 were $512,000, $2,153,000 in fiscal 2002, and $788,000 in fiscal 2001.

Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of goods sold in the Company's consolidated statements of income.

Net Income Per Common Share

Net income per common share is calculated using the weighted-average number of common shares and, in the case of diluted net income per share, common equivalent shares, to the extent dilutive, outstanding during the periods.

Dilutive securities, consisting of options (see Note 6), included in the calculation of diluted weighted average common shares were 657,000 shares in fiscal 2003, 816,000 shares in fiscal 2002 and 782,000 shares in fiscal 2001.

Antidilutive shares for fiscal 2003 were 414,166, with prices ranging from $40.10 - $48.30. For fiscal 2002 antidilutive shares were 177,000, with prices ranging from $44.30 - $48.30. For fiscal 2001, antidilutive shares were 134,900, with prices ranging from $35.15 - $45.30.

Continued Dumping and Subsidy Offset Act of 2000

On October 28, 2000, the U.S. government enacted the "Continued Dumping and Subsidy Offset Act of 2000" (the "Act") which provides that assessed anti-dumping and subsidy duties liquidated by the Department of Commerce after October 1, 2000 will be distributed to affected domestic producers. Accordingly, in December 2002 and 2001, AIPC received payments from the Department of Commerce in the amounts of $2.4 million and $7.6 million, respectively, as the Company's calculated share, based on tariffs liquidated by the government from October 1, 2000 to September 30, 2002 on Italian and Turkish imported pasta.

According to Congressional documents, these payments to affected U.S. producers are for the purpose of maintaining jobs and investments that might be affected through unfair trade practices, and to offset revenues lost through foreign companies' dumping practices and foreign governments' subsidy practices. There are no specific requirements on how the funds are to be used by the Company other than the funds are intended to benefit future periods. As such, the Company used a significant portion to increase investment in brand building activities (for example, slotting to expand or recapture distribution and consumer promotion reinforcing the long-term quality tradition of the Company's brands), and continued strengthening of the Company's organization.

It is the Company's understanding that overpayments under this program may be recovered by U.S. Customs for a number of reasons up to one year after payment is made. In 2002 and 2003 the Company recognized the receipts ratably over the fiscal year.

The legislation creating the dumping and subsidy offset payment (referred to as the Byrd Amendment) provides for annual payments from the U.S. government. However it is not possible to reasonably estimate the potential amount, if any, to be received in future periods.

2. Long-Term Debt

On December 1, 2002, the Company completed an amendment to its revolving credit facility. The amendment provides the Company with an additional $100 million term loan capacity. The terms of the original credit facility provide commitment reductions of $110 million between October 1, 2002 and October 1, 2005. The original terms of the facility remain generally the same. The revolver includes a $100 million dual currency availability in Euros or U.S. dollars to finance the Company's international business in Italy. The credit facility matures on October 2, 2006. Available borrowings under the credit facility were $54,681,000 at October 3, 2003.

The principal maturity terms of the $400 million, long-term revolving credit facility are as follows:

	Amount (in thousands)	Date
Scheduled Commitment Reduction	$25,000	October 1, 2002
Scheduled Commitment Reduction	25,000	October 1, 2003
Scheduled Commitment Reduction	30,000	October 1, 2004
Scheduled Commitment Reduction	30,000	October 1, 2005
Final Maturity	290,000	October 2, 2006
	$400,000	

Interest is charged at LIBOR/Euribor plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, a commitment fee is charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest plus the commitment fee is classified as interest expense.

In 2001, the Company redeemed, prior to scheduled maturities, $147.4 million of debt with interest rates ranging from 4.7% to 6.4%. This resulted in a $2.4 million ($1.5 million after tax) loss for the Company.

Long-term debt consists of the following:

	October 3, 2003	September 27, 2002
	(In thousands)	
Term loans under credit facility	$300,693	$257,639
Short term notes payable	2,492	3,894
Other	147	939
	303,332	262,472
Less current portion	2,554	4,279
	$300,778	$258,193

Annual maturities of long-term debt and capital lease obligations for each of the next five years ended October 3, are as follows:

Year	Long-Term Debt	Capital Leases and Other (In thousands)	Total
2004	$ 2,492	$80	
2005	--	81	
2006	10,693	--	
2007	290,000	--	
2008	--	--	
Thereafter	--	--	
	303,185	161	$303,346
Less imputed interest	--	14	14
Present value of net minimum payments	303,185	147	303,332
Less current portion	2,492	62	2,554
Long-term obligations	$300,693	$85	$300,778

The revolving credit facility contains various restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, purchases of Company stock, and the Company's ability to enter into certain contractual arrangements. The Company was in compliance with the restrictive covenants as of October 3, 2003. The facility is unsecured.

3. Income Taxes

The Company has AMT credit carryforwards of $5,777,000 and $7,918,000 at October 3, 2003 and September 27, 2002, respectively, with no expiration date. Management believes it is more likely than not that deferred tax assets associated with these items will be realized through the generation of future taxable income and available tax planning strategies.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	October 3, 2003	September 27, 2002
	(In thousands)	
Deferred tax assets:		
AMT credit and foreign net operating loss carryforwards	$6,189	$8,828
Inventory valuation	1,471	782
Other comprehensive income/loss components	5,686	2,688
Other	1,669	2,020
Total deferred tax assets	15,015	14,318
Deferred tax liabilities:		
Book basis of tangible assets greater than tax	61,602	49,653
Book basis of intangible assets greater than tax	11,012	9,012
Other	1,632	--
Total deferred tax liabilities	74,246	58,665
Net deferred tax liabilities	$(59,231)	$(44,347)

Significant components of the provision for income taxes are as follows:

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
		(In thousands)	
Current income tax expense	$ 3,135	$ 5,655	$ 4,285
Deferred tax expense	17,882	15,716	9,582
Total income tax expense	$21,017	$21,371	$13,867

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is as follows:

	Year ended October 3, 2003	Year ended September 27, 2002	Year ended September 28, 2001
		(In thousands)	
Income before income taxes	$63,650	$62,670	$40,197
U.S. statutory tax rate	x 35%	x 35%	x 35%
Federal income tax expense at U.S. statutory rate	22,278	21,935	14,069
State income tax expense, net of federal tax effect	535	526	261
Foreign tax rate differential	(340)	(530)	(308)
Foreign tax incentives	(646)	(498)	--
Other, net	(810)	(62)	(155)
Total income tax expense	$21,017	$21,371	$13,867

Income tax benefit allocated to other items was as follows:

	Year ended October 3, 2003	**Year ended September 27, 2002**	**Year ended September 28, 2001**
		(In thousands)	
Stock option arrangements (1)	$(1,803)	$(4,385)	$(917)

(1) This amount has been recorded directly to "Additional Paid-In Capital".

4. Commitments and Contingencies

The Company had durum wheat purchase commitments totaling approximately $27 million and $17 million at October 3, 2003 and September 27, 2002, respectively.

Under agreements with its primary rail carriers, the Company is obligated to transport specified wheat volumes. In the event the specified transportation volumes are not met, the Company is required to reimburse certain rail carrier costs. The Company is in compliance with the volume obligations at October 3, 2003.

5. Major Customers

Sales to a certain customer during the years ended October 3, 2003, September 27, 2002, and September 28, 2001 represented 10%, 11% and 13% of revenues, respectively. Sales to a second customer during the years ended October 3, 2003, September 27, 2002, and September 28, 2001 represented 15%, 13% and 12% of revenues, respectively.

6. Equity Incentive Plans

In October 1992, a stock option plan was established that authorizes the granting of options to purchase up to 1,201,880 shares of the Company's common stock by certain officers and key employees. In October 1993, an additional plan was established that authorizes the granting of options to purchase up to 82,783 shares of the Company's common stock. In October 1997, a third stock option plan was established that authorizes the granting of restricted shares and/or options to purchase up to 2,000,000 shares of the Company's common stock by certain officers and key employees. In December 2000, a fourth stock option plan was established that authorizes the granting of restricted shares and/or options to purchase up to 1,000,000 shares of the Company's common stock by certain officers and key employees. The stock options expire 10 years from the date of grant and become exercisable over the next one to five years in varying amounts depending on the terms of the individual option agreements.

A summary of the Company's stock option activity, and related information is as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price	Exercisable
Outstanding at September 29, 2000	2,588,524	$4.92-$30.00	$17.91	1,445,693
Exercised	(139,369)	$4.92-$32.00	$18.22	
Granted	204,900	$18.375-$45.30	$36.04	
Cancelled/Expired	(23,191)	$18.00-$26.75	$24.42	
Outstanding at September 28, 2001	2,630,864	$4.92-$45.30	$19.25	1,679,454
Exercised	(427,966)	$4.92-$29.95	$12.49	
Granted	521,490	$34.62-$48.30	$40.72	
Cancelled/Expired	(58,567)	$18.00-$45.30	$25.78	
Outstanding at September 27, 2002	2,665,821	$4.92-$48.30	$24.39	1,680,274
Exercised	(268,876)	$12.23-$39.89	$22.86	
Granted	508,500	$32.40-$43.27	$38.97	
Cancelled/Expired	(111,852)	$16.63-$48.27	$36.96	
Outstanding at October 3, 2003	2,793,593	$4.92-$48.30	$26.68	2,086,618

The following table summarizes outstanding and exercisable options at October 3, 2003:

	Options Outstanding		Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.92	734	$ 4.92	734	$ 4.92
$ 7.02	84,622	$ 7.02	84,622	$ 7.02
$ 12.23	226,369	$ 12.23	226,369	$12.23
$ 16.375-16.625	14,500	$ 16.45	10,500	$16.48
$ 18.00-18.50	932,163	$ 18.10	926,693	$18.10
$ 21.88-26.50	412,420	$ 24.62	337,342	$24.68
$ 26.69-30.00	53,700	$ 28.10	27,700	$28.16
$ 31.30-38.00	388,020	$ 35.92	144,927	$36.03
$ 38.40-48.30	681,066	$ 41.81	327,731	$41.24

7. Employee Benefit Plans

The Company has a defined contribution plan organized under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows all qualifying employees to contribute up to the tax deferred contribution limit allowable by the Internal Revenue Service. The Company currently matches 50% of the employee contributions, with the Company's match not to exceed 6% - 12% of the employee's salary, depending on the length of the employee's service to the Company, and may contribute additional amounts to the plan as determined annually by the Board of Directors. Employer contributions related to the plan totaled $730,000, $577,000, and $976,000, for the years ended October 3, 2003, September 27, 2002, and September 28, 2001, respectively.

The Company sponsors an Employee Stock Purchase Plan (ESPP) which offers all employees the election to purchase AIPC common stock at a price equal to 90% of the market value on the first or last day of the calendar quarter, whichever is less. For the three years ended October 3, 2003, authorized shares under this plan were 50,000.

8. Supplemental Cash Flow Information

	Year ended October 3, 2003	Year ended September 27, 2002 *(In thousands)*	Year ended September 28, 2001
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 12,166	$ 11,899	$ 10,158
Cash paid for income taxes	$ 2,214	$ 789	$ 2,992
Pasta brands acquired in exchange for common stock	$ 5,000	$ --	$ 20,600

9. Stock Repurchase Plan

In November 2002, the Company's Board of Directors authorized up to $20 million to implement a common stock repurchase plan. The Company purchased 366,398 shares for $12,119,000, at prices ranging from $32.52 to $34.45 per share during the year ended October 3, 2003.

During the year ended September 28, 2001, the Company purchased 154,849 shares for $3,032,000, at $19.58 per share.

Total shares held in treasury as of October 3, 2003 and September 27, 2002 were 2,023,118 and 1,654,981, respectively.

10. Board of Directors Remuneration Policy

The Company provides outside directors with an annual retainer amount in common stock equal to $20,000 per director, as well as a cash payment of $5,000. The issuance occurs immediately following the annual meeting of the stockholders. These shares are not registered and are restricted for a twelve-month period.

11. Unearned Compensation

During the years ended October 3, 2003 and September 27, 2002, the Company issued 13,000 and 20,629 shares of restricted stock to certain officers of the Company. The Company recorded the fair value of the awards at the market price on the grant date. The value of the awards was recorded as unearned compensation. The awards contained either a cliff or straight line vesting provision and therefore expense will be recognized on a straight-line basis over the vesting period. The unearned compensation is classified as a reduction to stockholder's equity in the accompanying consolidated balance sheet at October 3, 2003.

12. Stockholder Rights Plans

On December 3, 1998, The Company's Board of Directors adopted a Stockholder Rights Plan. Under the Plan, each common stockholder at the close of business on December 16, 1998 received a dividend of one right for each share of Class A Common Stock held. Each right entitles the holder to purchase from the Company one one-hundredth of a share of a new series of participating Preferred Stock at an initial purchase price of $110.00. The rights will become exercisable and will detach from the Common Stock a specified period of time after any person has become the beneficial owner of 15% (20% if an institutional investor) or more of the Company's Common Stock or commenced a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 15% (20% if an institutional investor) or more of the Common Stock. When exercisable, each right will entitle the holder, other than the acquiring person, to purchase for the purchase price the Company's Common Stock having a value of twice the purchase price.

If, following an acquisition of 15% (20% if an institutional investor) or more of the Company's Common Stock, the Company is involved in certain mergers or other business combinations or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase for the purchase price common stock of the other party to such transaction having a value of twice the purchase price.

At any time after a person has acquired 15% (20% if an institutional investor) or more (but before any person has acquired more than 50%) of the Company's Common Stock, the Company may exchange all or part of the rights for shares of Common Stock at an exchange ratio of one share of Common Stock per right.

The Company may redeem the rights at a price of $.01 per right at any time prior to a specified period of time after a person has become the beneficial owner of 15% (20% if an institutional investor) or more of its Common Stock. The rights will expire on December 16, 2008, unless earlier exchanged or redeemed.

13. Quarterly Financial Data - Unaudited

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended October 3, 2003				
Revenues	$ 107,036	$ 110,652	$ 104,302	$116,854
Gross profit	33,577	35,281	36,441	38,431
Operating profit	15,744	15,482	20,740	22,029
Net income	8,923	8,870	12,034	12,806
Basic net income per common share	0.50	0.50	0.67	0.71
Net income per common share --assuming dilution	0.49	0.48	0.65	0.69
Year ended September 27, 2002				
Revenues	$ 92,003	$ 94,843	$ 91,773	$102,180
Gross profit	32,844	33,717	32,490	32,748
Operating profit	16,071	17,663	18,838	19,413
Net income	8,852	10,059	11,007	11,381
Basic net income per common share	0.50	0.56	0.61	0.63
Net income per common share --assuming dilution	0.48	0.54	0.59	0.61

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

As of the end of the period, Mr. Webster, our CEO, and Mr. Schmidgall, our CFO, evaluated our disclosure controls and procedures and, based on this evaluation, concluded that the Company's disclosure controls and procedures were appropriate and effective in causing information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported within the required time periods. There have been no changes in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

PART III

AIPC has incorporated by reference certain responses to the Items of this Part III pursuant to Rule 12b-23 under the Exchange Act and General Instruction G(3) to Form 10-K. AIPC's definitive proxy statement for the 2004 Annual Meeting of stockholders (the "Definitive Proxy Statement") will be filed no later than 120 days after October 3, 2003.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Proposal 1 - Election of Three Directors" and "The Board of Directors" in our Definitive Proxy Statement is incorporated herein by reference in partial response to this Item 10.

The information set forth under the heading "The Board of Directors" in our Definitive Proxy Statement regarding our audit committee financial expert is incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under "Executive Officers of the Registrant" an unnumbered Item in Part 1 (immediately following Item 4 Submission of Matters to a Vote of Security Holders) of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

The information set forth in response to Item 405 of Regulation S-K under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our Definitive Proxy Statement is incorporated herein by reference in partial response to this Item 10.

(c) Code of Ethics

We are in the process of finalizing our Code of Ethics (the "Code"). The Code will be adopted by the date of our 2004 Annual Meeting of Stockholders and will be applicable to all directors and employees. The Code will be posted on our website at http://www.aipc.com. We will satisfy any disclosure requirements under Item 10 of Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information set forth in response to Item 402 of Regulation S-K under "Management Compensation" and the subheading "Compensation of Directors" under "The Board of Directors" in our Definitive Proxy Statement, (other than The Compensation Committee Report on Executive Compensation) is incorporated by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information set forth in response to Item 201(d) (Equity Compensation Plan table) under the subheading "Equity Compensation Plan Information" under the heading "Management Compensation" and in response to Item 403 of Regulation S-K under the headings "Stock Owned Beneficially by Directors, Nominees and Certain Executive Officers" and "Principal Stockholders" in our Definitive Proxy Statement is hereby incorporated by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information set forth in response to Item 404 of Regulation S-K under the heading "Certain Relationships and Related Transactions" in our Definitive Proxy Statement is incorporated herein by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 regarding information with respect to principal accountant fees and services under the subheading "Fees and Services of Ernst & Young LLP" under the heading "Proposal 3 - Ratification of the Board of Directors Selection of Independent Auditors" in our Definitive Proxy Statement is incorporated by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) The following items are filed as a part of the report:

1. The Company's consolidated financial statements prepared in accordance with Regulation S-X, including the consolidated statements of income, cash flows, stockholders' equity, and comprehensive income for the three fiscal periods ended October 3, 2003, September 27, 2002, and September 28, 2001 and the consolidated balance sheets as of October 3, 2003 and September 27, 2002, and related notes and the independent auditor's report thereon are included under Item 8 of this Annual Report.

2. Valuation and Qualifying Accounts Schedule. Other financial statement schedules have been omitted because they either are not required, are immaterial or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

3. The list of exhibits following the signature page of this Annual Report is incorporated by reference herein in partial response to this Item.

(b) Reports on Form 8-K.

We furnished a report on Form 8-K on July 31, 2003 announcing third quarter earnings.

We furnished a report on Form 8-K on May 5, 2003 announcing second quarter earnings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ITALIAN PASTA COMPANY

By: /s/ Timothy S. Webster
Timothy S. Webster
President and Chief Executive Officer

Date December 29, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY AND SIGNATURES

Each of the undersigned hereby severally constitute and appoint Timothy S. Webster and Warren B. Schmidgall, and each of them singly, with power of substitution and resubstitution, as his true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicted below, all amendments to this Annual Report on Form 10-K and generally to do all things in our names and on our behalf in such capacities to enable American Italian Pasta Company to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission with respect to this Annual Report on Form 10-K.

/s/ Horst W. Schroeder	Chairman of the Board of Directors	December 29, 2003
/s/ Timothy S. Webster	President, Chief Executive Officer and Director (Principal Executive Officer)	December 29, 2003
/s/ Warren B. Schmidgall	Executive Vice President-Chief Financial Officer, (Principal Financial and Accounting Officer)	December 29, 2003
/s/ Robert H. Niehaus	Director	December 29, 2003
/s/ Richard C. Thompson	Director	December 29, 2003
/s/ Jonathan E. Baum	Director	December 29, 2003
/s/ Tim M. Pollak	Director	December 29, 2003
/s/ Mark C. Demetree	Director	December 29, 2003
/s/ William R. Patterson	Director	December 29, 2003
/s/ James A. Heeter	Director	December 29, 2003
/s/ Terence C. O'Brien	Director	December 29, 2003

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(D) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT

Not applicable.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

AMERICAN ITALIAN PASTA COMPANY

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended October 3, 2003:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$1,054,000	$625,000	$126,000 (1)	$1,553,000
Allowance for obsolete inventory	861,000	1,146,000	609,000 (2)	1,399,000
Total	$1,915,000	$1,771,000	$734,000	$2,952,000
Year Ended September 27, 2002:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$847,000	$295,000	$88,000 (1)	$1,054,000
Allowance for obsolete inventory	585,000	404,000	128,000 (2)	861,000
Total	$1,432,000	$699,000	$216,000	$1,915,000
Year Ended September 28, 2001:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$178,000	$669,000	$ -0- (1)	$847,000
Allowance for obsolete inventory	479,000	291,000	185,000 (2)	585,000
Total	$657,000	$960,000	$185,000	$1,432,000

(1) Uncollectible accounts written off, net of recoveries.

(2) Damaged and obsolete inventory written off.

EXHIBIT INDEX

Exhibit Number	Description

(3) Articles and By-Laws

3.1 The Company's amended and restated Certificate of Incorporation dated October 7, 1997, which is attached as Exhibit 3.1 to the Company's registration statement on Form S-1, as amended (Commission file no. 333-32827) (the "IPO Registration Statement"), is incorporated by reference herein as Exhibit 3.1.

3.2 The Company's amended and restated Bylaws dated October 7, 1997, which is attached as Exhibit 3.2 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 3.2.

(4) Instruments Defining the Rights of Security Holders, Including Indentures

4.1 The specimen certificate representing the Company's Class A Convertible Common Stock, par value $0.001 per share, which is attached as Exhibit 4.1 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 4.1.

4.2 The specimen certificate representing the Company's Class B Convertible Common Stock, par value $0.001 per share, which is attached as Exhibit 4.2 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 4.2.

4.3 Section 7.1 of the Company's amended and restated Certificate of Incorporation, which is incorporated herein as Exhibit 3.1, is incorporated by reference herein as Exhibit 4.3.

4.4 Article II of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.4.

4.5 Sections 1, 2, 3, 4 of Article III of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.5.

4.6 Article VII of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.6.

4.7 Article IX of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.7.

4.8 Credit Agreement, dated July 16, 2001, among American Italian Pasta Company, Financial Institutions, Firstar Bank, N.A., as Syndication Agent, Bank One, NA, as Documentation Agent, Credit Agricole Indosuez, Fleet National Bank, Keybank National Association, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, Wachovia Bank, N.A., and Wells Fargo Bank, N.A., as Co-Agents, and Bank of America, N.A., as Administrative Agent, Bank of America Securities LLC, Sole Lead Arranger and Sole Book Manager, which is attached as Exhibit 10.4 to the Company's quarterly report dated August 13, 2001 on Form 10-Q (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 4.8.

4.9 Shareholders Rights Agreement, dated December 3, 1998, between American Italian Pasta Company and UMB Bank, N.A. as Rights Agent, which is attached as Exhibit 1 to the Company's Registration Statement dated December 14, 1998 on Form 8-A12B (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 4.9.

4.10 Certificate and First Amendment to Rights Agreement, which is attached as Exhibit 4 to the Company's Form 8-K filed on January 6, 2003, is incorporated by reference herein as Exhibit 4.10.

4.11 First Amendment to the Credit Agreement, dated December 12, 2002, among American Italian Pasta Company, various financial institutions and Bank of America, N.A. as administrative agent, which is attached as Exhibit 4.2 to the Company's quarterly report on Form 10-Q for the period ending December 30, 2002, incorporated by reference herein as Exhibit 4.11.

(10) Material Contracts

10.1 Board of Directors Remuneration Policy, which is attached as Exhibit 10.1 to the Company's Annual Report on Form 10-K405 for the fiscal year ended October 2, 1998 (Commission file no. 001-13403), is incorporated by reference herein as Exhibit 10.1.

10.2 N/A

10.3 N/A

10.4 N/A

10.5* Employment Agreement between the Company and Timothy S. Webster dated May 30, 2002, which is attached as Exhibit 10 to the Company's quarterly report on Form 10-Q for the period ending June 30, 2002, is incorporated by reference herein as Exhibit 10.5.

10.6.1* N/A

10.6.2* N/A

10.7.1* Employment Agreement dated September 1, 2002 between the Company and David E. Watson, which is attached as Exhibit 10.7.1 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.7.1.

10.7.2 N/A

10.8.1 N/A

10.8.2 N/A

10.9.1* Employment Agreement dated September 1, 2002 between the Company and David B. Potter, which is attached as Exhibit 10.9.1 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.9.1.

10.9.2 N/A

10.9.3 N/A

10.10* Employment Agreement dated September 1, 2002 between the Company and Warren B. Schmidgall, which is attached as Exhibit 10.10 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.10.

10.11 Letter Agreement between the Registrant and HWS & Associates, Inc. dated October 1, 1999, which is attached as Exhibit 10.6 to the Company's Current Report on Form 8-K (Commission File no. 001-13403), dated November 17, 1999, is incorporated by reference herein as Exhibit 10.11.

10.12 N/A

10.13* Employment Agreement dated September 1, 2002 between the Company and Walter George, which is attached as Exhibit 10.13 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.13.

10.14* American Italian Pasta Company 1992 Stock Option Plan, which is attached as Exhibit 10.10 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.14.

10.15* American Italian Pasta Company 1993 Non-Qualified Stock Option Plan, which is attached as Exhibit 10.11 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.15.

10.16* 1996 Salaried Bonus Plan, which is attached as Exhibit 10.13 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.16.

10.17.1* 1997 Equity Incentive Plan, which is attached as Exhibit 10.14 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.17.1.

10.17.2* First amendment to 1997 Equity Incentive Plan, which is attached as Exhibit 10.1 to the Company's July 31, 1998 Form 10-Q (Commission file no. 001-13403), is incorporated by reference here in as Exhibit 10.17.2.

10.17.3* American Italian Pasta Company 2000 Equity Incentive Plan, as amended, which is attached as Exhibit 10.5 to the Company's quarterly report dated August 13, 2001 on Form 10-Q (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 10.17.3.

10.18 Product Supply and Pasta Production Cooperation Agreement dated May 7, 1998 between the Registrant and Harvest States Cooperatives which is attached as Exhibit 10.2 to the Company's July 31, 1998 Form 10-Q Commission file no. 001-13403), is incorporated by reference herein as Exhibit 10.18.

10.19 N/A

10.20 N/A

10.21 N/A

10.22 Flour Purchase Agreement by and between American Italian Pasta Company and Bay State Milling Company dated August 7, 2002, which is attached as Exhibit 10.22 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.22. (We have omitted certain information from the Agreement and filed it separately with the Securities and Exchange Commission pursuant to our request for confidential treatment under Rule 24b-2. We have identified the omitted confidential information by the following statement, "Confidential portions of material have been omitted and filed separately with the Securities and Exchange Commission," as indicated throughout the document with an asterisk in brackets ([*])).

10.23* Employment Agreement dated September 1, 2002 between the Company and Jerry H. Dear, which is attached as Exhibit 10.23 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.23.

10.24* N/A

10.25* Form of Restricted Stock Agreement for Restricted Stock Awards granted pursuant to the Company's 2000 Equity Incentive Plan, which is attached as Exhibit 10.25 to the Company's Form 10-K for the period ending September 30, 2002 is incorporated by reference herein as Exhibit 10.25.

10.26 Asset Purchase Agreement, dated September 30, 2002, among American Italian Pasta Company, Gooch Foods, Inc. and Archer-Daniels-Midland Company, which is attached as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the period ending December 30, 2002 is incorporated by reference herein as Exhibit 10.26.

10.27 Employment Agreement by and between American Italian Pasta Company and Horst W. Schroeder dated January 14, 2003, which is attached as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.27.

10.28 Asset Purchase and Sale Agreement by and among American Italian Pasta Company, PepsiCo Puerto Rico, Inc. and Golden Grain Company dated January 28, 2003, which is attached as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.28.

10.29 Asset Purchase Agreement by and between American Italian Pasta Company, Mrs. Leeper's, Inc. and Edwin J. Muscat and Michelle M. Muscat dated February 27, 2003, which is attached as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.29.

10.30 Form of Stock Option Award Agreement for Stock Option Awards Pursuant to the Company's 2000 Equity Incentive Plan, which is attached as Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the period ending March 31, 2003, is incorporated by reference herein as Exhibit 10.30.

10.31 Second Amended and Restated Supply Agreement by and between AIPC Sales Co. and Sysco Corporation dated July 1, 2003. (We have omitted certain information from the Agreement and filed it separately with the Securities and Exchange Commission pursuant to our request for confidential treatment under Rule 24b -2. We have identified the omitted confidential information by the following statement, "Confidential portions of material have been omitted and filed separately with the Securities and Exchange Commission," as indicated throughout the document with an asterisk in brackets ([*]), which is attached as Exhibit 10.0 to the Company's quarterly report on Form 10-Q for the period ending June 30, 2003, incorporated by reference herein as Exhibit 10.31.

10.32 Employment Agreement dated August 25, 2003, between the Company and Daniel W. Trott.

21 Subsidiaries of the registrant

List of subsidiaries is attached hereto as Exhibit 21.

23 Consent of Ernst & Young LLP

24 Power of Attorney

The power of attorney is set forth on the signature page of this Annual Report.

31.1 Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99 None

* Represents a management contract or a compensatory plan or arrangement.

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BOARD OF DIRECTORS

Horst W. Schroeder
Chairman of the Board,
American Italian Pasta Company

Timothy S. Webster
President and Chief Executive Officer,
American Italian Pasta Company

Jonathan E. Baum
Chairman and Chief Executive Officer,
George K. Baum & Co.
Kansas City, Mo.

Mark C. Demetree
Chairman and Chief Executive Officer,
US Salt Holdings, LLC
Overland Park, Kan.

James A. Heeter
Managing Partner, Kansas City Office
Sonnenschein Nath & Rosenthal, LLP
Kansas City, Mo.

Robert H. Niehaus
Chairman,
Greenhill Capital Partners
New York, N.Y.

Terence C. O'Brien
President and Chief Executive Officer,
Brach's Confections, Inc.
Woodridge, Ill.

William R. Patterson
Partner,
Stonecreek Management, LLC
Overland Park, Kan.

Tim M. Pollak
Managing Director,
Sagaponack Associates, Inc.
Sagaponack, N.Y.

Richard C. Thompson
President and Chief Executive Officer,
The Meow Mix Company
Secaucus, N.J.

AUDIT COMMITTEE

William R. Patterson, Chairman
Jonathan E. Baum
James A. Heeter

COMPENSATION COMMITTEE

Mark C. Demetree, Chairman
Jonathan E. Baum
Robert H. Niehaus

NOMINATING/GOVERNANCE COMMITTEE

James A. Heeter, Chairman
Tim M. Pollak
Richard C. Thompson

LEAD INDEPENDENT DIRECTOR

Robert H. Niehaus

EXECUTIVE OFFICERS

U.S. AND CORPORATE

Timothy S. Webster
President and Chief Executive Officer

Daniel W. Trott
President, AIPC Sales Company
Executive Vice President of Marketing

Jerry H. Dear
Executive Vice President,
Special Channels and Corporate Brands

Walter N. George
Executive Vice President,
Operations and Supply Chain

David B. Potter
Executive Vice President,
Procurement and Ingredient Sales

Warren B. Schmidgall
Executive Vice President and
Chief Financial Officer

David E. Watson
Executive Vice President,
Corporate Development and Strategy

John A. Griffith
Vice President, Commodities

Chrystal L. Johnson
Vice President, Information Systems

Eric L. Johnson
Vice President, Engineering

David L. Kaplan
Vice President, Retail Sales

Mark A. Peterson
Vice President, Accounting and Finance

Patrick D. Regan
Vice President, National Accounts

Daniel M. Rennell
Vice President, Trade Marketing

Douglas W. Tapp
Vice President, Human Resources

Robin M. Venn
Vice President and General Manager
Excelsior Springs, Mo. and Kenosha, Wis.
Facilities

P. Garry Willenbrink
Vice President, Logistics

George Michael (Mike) Willhoite
Vice President and General Manager
Columbia, S.C. Facility

Michael J. Kaczynski
Area Vice President, East

ITALY

Andrea Ghia
Managing Director of European
Operations

Francesco (Frank) Bonfanti
President

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AIPC BOARD OF DIRECTORS

Standing (left to right): Richard C. Thompson, Robert H. Niehaus, Terence C. O'Brien, Jonathan E. Baum, Mark C. Demetree, James A. Heeter
Seated (left to right): Tim M. Pollak, William R. Patterson, Timothy S. Webster, Horst W. Schroeder

BOARD OF DIRECTORS MISSION STATEMENT

The primary role of the Board of Directors of American Italian Pasta Company is to create shareholder value. In this role, the Board provides oversight and counsel to management as follows:

- Reviews corporate performance and critiques and approves global strategic and operating plans to ensure achievement of short- and long-term profitable growth.
- Assists the Chairman of the Board in selecting, motivating, evaluating and compensating the CEO, and reviews the remuneration strategy for Senior Management.
- Ensures the continuous application of the Company's mission statement as guiding management principles.
- Provides active participation, feedback and advice in Board and Committee meetings and with Senior Management to ensure the Company is committed to the guiding principles of integrity, fairness, performance and consistency, including fairness and accuracy in financial reporting. The Board also interacts with Senior Management to ensure the Company maintains a prudent risk management profile.
- The Board of Directors represents and is accountable to the Company's shareholders.

Use of Trademarks

The following are registered trademarks of American Italian Pasta Company: Anthony's®, Golden Grain®, Heartland®, Luxury®, Martha Gooch®, Montalcino®, Mrs. Grass®, Mueller's®, Pasta LaBella®, Pasta Pals®, Pennsylvania Dutch®, R&F®, Ronco®, Makes a Meal™, Makesameal.com℠, Pasta Verolanuova™.

Throughout this report, trademarks, company name, packaging and logos are used which are not owned by American Italian Pasta Company. Their use in this report is to identify the companies we serve and supply with pasta in our Ingredient and Corporate Brands businesses, and not to indicate any other connection or endorsement of the company or this report. The following is a list of some of the trademarks and their respective owners:

Aramark (Aramark Corporation), Archer Farms, Market Pantry (Target Corporation), Atkins (Atkins Nutritionals, Inc.), Budget Gourmet, Michelina's (Luigino's Inc.), Chef Boyardee, Kid Cuisine (ConAgra Brands Inc.), Betty Crocker Complete Meals, Betty Crocker Bowl Appetit!, Hamburger Helper, Suddenly Salad, Suddenly Pasta Salad (General Mills Inc.), Fazoli's (Fazoli's Management, Inc.), Flavorite (Supervalu Inc.), Food Lion (FL Food Lion, Inc.), Giant (Giant Brands, Inc.), HEB (HEB Grocery Company, L.P.), Kraft (Kraft Foods North America), Kroger, Private Selection (The Kroger Company), Marriott (Marriott International, Inc.), Meijer (Meijer, Inc.) , Michelina's (Luigino's Inc.), Olive Garden (Darden Corporation), Pillsbury, Green Giant Create a Meal! (The Pillsbury Company), Publix (Publix Super Markets Inc.), SYSCO (SYSCO Corporation).

Explanatory Note

Fully diluted earnings per share were $2.31 in fiscal year 2003. If we exclude unusual charges associated with brand acquisitions and plant start-up expenses of $4.9 million ($3.3 million after tax), fully diluted earnings per share were $2.49. On pages 2, 3 and 12 of this annual report, we have included earnings per share without these unusual charges in our discussions because we believe this information provides investors with the ability to better assess expected business performance following the integration of the Martha Gooch/LaRosa, Lensi and Golden Grain/Mission acquisitions, and the start-up of our new manufacturing facility in Tolleson, Ariz.



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Corporate Data

CORPORATE HEADQUARTERS
4100 North Mulberry Drive
Suite 200
Kansas City, MO 64116
(816) 584-5000
Telefax: (816) 584-5100

EUROPEAN OFFICE
Pasta Lensi, S.r.l.
Via Don Luigi Sturzo 21/23
25028 Verolanuova Italy
011-39-30-936441

INDEPENDENT AUDITOR
Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, MO 64105

STOCK TRADING INFORMATION
Listed on New York Stock Exchange
Ticker Symbol: PLB

LEGAL COUNSEL
Blackwell Sanders Peper Martin LLP
2300 Main Street, Suite 1000
Kansas City, MO 64108

REGISTRAR & TRANSFER AGENT
UMB Bank, n.a.
P.O. Box 410064
Kansas City, MO 64141-6226
(816) 860-7000

For change of name, address or to replace lost stock certificates, write or call the Securities Transfer Division.

ANNUAL MEETING
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be at the Kansas City Marriott Downtown, Kansas City, Mo. on February 19, 2004 at 10:30 a.m.

SECURITIES ANALYST CONTACT
Securities analyst inquiries are welcome.

Please direct them to:
Serri Helm
Director of Investor Relations
(816) 584-5235
E-mail: shelm@aipc.com

PRODUCTION FACILITIES
Columbia, S.C.
Excelsior Springs, Mo.
Kenosha, Wis.
Tolleson, Ariz.
Verolanuova, Italy

INTERNET ADDRESSES
www.aipc.com
www.MakesaMeal.com
www.muellerspasta.com

AMERICAN ITALIAN
AIPC
PASTA COMPANY